1-7562

ARIS
P.E.
2-1-03



GAP INC. ANNUAL REPORT 2002


GAP DENIM
EST 1969

A MESSAGE TO SHAREHOLDERS

From Chairman and Founder Donald G. Fisher:

Since Gap's founding in 1969, we've built our company upon a culture of passion, creativity, energy and entrepreneurial flexibility. These characteristics have helped us to continually evolve, to learn from our challenges and to make the changes necessary to create long-term, quality growth.

Priorities during 2002 were stabilizing our business and restoring earnings. The changes we faced were some of the most difficult in our company's history, but we confidently met the challenges that dominated 2002: first, securing solid financing early in the year to support our business; second, steadily improving performance throughout the year in each of our brands; and third, transitioning to a new CEO.

Our company also made substantial strides this past year in strengthening its corporate governance procedures. In 2002, we made significant enhancements in board composition and practices, with an emphasis on board independence and corporate governance leadership. Highlights are on Page 6 of this report.

The company is committed to continually evolving and adopting appropriate corporate governance best practices and communicating openly with our shareholders. To that end, we've added a corporate governance section to our company Web site, gapinc.com. The section includes comprehensive information on our corporate governance guidelines, Board of Directors and Board committees, our Executive Leadership Team and our Code of Business Conduct.

Ethical sourcing is another strong commitment for us. On Page 7, we provide an overview of our ethical sourcing practices, part of our overall social responsibility efforts. More information on ethical sourcing and social responsibility is also available on gapinc.com. I encourage you to visit the site.

Our progress and accomplishments in 2002 underscore my confidence in the vitality of our Gap, Old Navy and Banana Republic brands, the strength of our management team and our company's future.

With the retirement of former President and Chief Executive Officer Millard Drexler in 2002, we searched for a CEO with broad business and marketing experience and the leadership skills to meet the challenges of running a complex, global business such as ours.

Paul Pressler is perfectly suited for the job. In hiring Paul as our new President and Chief Executive Officer, our Board is confident that we have the right executive to move the company forward, to create sustainable growth for Gap, Old Navy and Banana Republic and to drive long-term shareholder value.

DONALD G. FISHER
Chairman and Founder



LETTER TO SHAREHOLDERS

From President and Chief Executive Officer Paul S. Pressler:

As I reflect on the past year, I am proud to recognize that our employees accomplished much of what they set out to do in 2002: steadily improve performance in each of our brands, aggressively manage costs and begin the hard work of returning our company to a healthier, more stable, more prosperous position. We understand that the road ahead is challenging, but we will continue to pursue success with the kind of passion, determination and fierce competitive spirit that has long characterized our company. I am pleased with the progress achieved in 2002, and I believe our teams have made important strides in the journey to reclaim our reputation as a growth company.

With better business performance and our focus on operating discipline, the company generated diluted earnings per share in 2002 of $0.54, a strong improvement compared with a loss of ($0.01) in 2001. As you will see in the Financial Highlights section on page 4, our cash flows before financing activities were $974 million, a substantial improvement over the $356 million in 2001. This allowed us to significantly improve our net debt position, measured by total debt less cash. We ended 2002 with $3.4 billion in cash, roughly equal to total debt. Compared with a net debt position of $1 billion at the beginning of 2002, this one-year change reflects our commitment to improving our balance sheet and restoring the company's long-term financial health.

In 2002, Gap, Old Navy and Banana Republic reversed a more than two-year decline in comparable store sales. Each brand posted positive comparable store sales for the final four months of the fiscal year, and the company reported positive comparable store sales for the third and fourth quarters.

These results were achieved by refocusing on the fundamentals and core strengths of each brand. Merchandise improved throughout the year, with better balanced and more brand-appropriate assortments for our customers. Each brand also improved product fit and quality. Our product margin increased almost four percentage points for the year, reflecting broader customer acceptance. Highlights for each of our brands and other operating divisions are provided on the following pages.

Gap, Old Navy and Banana Republic are three exceptional brands with strong emotional appeal. It is the power of these brands and the important place they hold in the everyday life of people around the world that first excited me about becoming part of this team. And, it is the tremendous opportunity to maximize this unique brand affinity that continues to drive me, and all of us at Gap Inc., to excel each day.

During my first 100 days on the job, I had the opportunity to meet and work with a broad cross-section of the organization, from our most senior executives to our front-line employees. These efforts were critical in helping to better understand the company and the opportunities that lie ahead. My lasting impression of these 100 days is that this is an organization devoted to achieving success.

In 2003, I'm focused on four priorities:

First is talent. Together, the Executive Leadership Team and I are mutually accountable for driving talent development across the company. We need to make sure that we are nurturing our existing talent while at the same time acquiring new competencies where necessary to support our teams and our business endeavors. Future areas of focus include bringing additional leadership on board to drive our marketing, international and online efforts.

Listening to our customers is my second priority. Using new and existing consumer insight tools, we have greater opportunities to expand our base of knowledge and understanding about the emotional connection people have with our brands. Our goal is to develop a better frame around our marketing efforts and a more balanced analytical and creative approach to how we think about the business.

My third priority is to ensure that we create strong product offerings that continue to compel and inspire our customers. To this end, our design, merchandising and sourcing capabilities are a competitive strength. We are establishing a rigorous set of product "guide rails" for each brand. As we work to better understand our customers, we have the opportunity to further refine our product assortments and positioning. The brands are moving in the right direction, but there's always room for improvement.

Finally, we are focused on improved sourcing, logistics and inventory planning. We are sharpening our strategies on all of our supply chain initiatives so that we're optimized for speed and flexibility—while keeping a close eye on costs.

Technology is playing an important role in these efforts. Through strategic partnerships with supply chain technology leaders, we are upgrading our operations infrastructure across all areas of the product pipeline. This is allowing our brands to more accurately forecast and manage inventory, and make better data-based decisions.

Going forward, we will work to ensure that we bring the right balance to all areas of our business—creative and operational. We will protect and nurture the creative, competitive strengths of our company, while developing our operational effectiveness and improving our analytical capabilities.

We will better serve our customers by becoming more knowledgeable about their needs and desires, and by creatively executing on this information. We will continue to exercise strong business discipline on behalf of our shareholders and will strive to ensure that Gap Inc. is among the best career experiences in the world.

We must earn our right to grow again. Through these endeavors, we will.



PAUL S. PRESSLER

President and
Chief Executive Officer

FINANCIAL HIGHLIGHTS

	52 Weeks Ended Feb. 1, 2003	52 Weeks Ended Feb. 2, 2002	53 Weeks Ended Feb. 3, 2001
Operating Results ($ in thousands)			
Net sales	$ 14,454,709	$ 13,847,873	$ 13,673,460
Percentage change year-to-year	4%	1%	18%
Earnings before income taxes	$ 800,875	$ 241,641	$ 1,381,885
Percentage change year-to-year	231%	(83%)	(23%)
Net earnings (loss)	$ 477,457	$ (7,764)	$ 877,497
Percentage change year-to-year	N/A	(101%)	(22%)
Cash Flows ($ in thousands)			
Net cash provided by operating activities	$ 1,238,356	$1,334,815	$1,314,668
Net cash used for investing activities	(291,355)	(967,603)	(1,898,377)
Net cash provided by financing activities	1,378,478	271,285	555,479
Effect of exchange rate fluctuations on cash	27,286	(11,542)	(13,328)
Net increase (decrease) in cash and equivalents	2,352,765	626,955	(41,558)
Less: Net cash provided by financing activities	1,378,478	271,285	555,479
Cash flows before financing activities (a)	$ 974,287	$ 355,670	$ (597,037)
Per Share Data			
Net earnings (loss)—diluted	$ 0.54	$ (0.01)	$ 1.00
Cash dividends paid	0.09	0.09	0.09
Statistics			
Net earnings (loss) as a percentage of net sales	3.3%	(0.1%)	6.4%
Return on average assets	5.4%	(0.1%)	14.4%
Return on average shareholders' equity	14.3%	(0.3%)	34.0%
Current ratio	2.11:1	1.48:1	0.95:1
Number of store concepts open at year-end (b)	4,252	4,171	3,676
Number of store locations open at year-end (b)	3,117	3,097	2,848
Comparable store sales increase (decrease) percentage (52-week basis)	(3%)	(13%)	(5%)

(a) We believe cash flow before financing activities is an important metric, as it represents a measure of cash flow available to debtholders and shareholders. We use this metric internally, as we believe our sustained ability to grow this measure is an important driver of value creation.

(b) *Gap brand stores are reported based on concepts and locations. Any Gap Adult, GapKids, babyGap or GapBody that meets a certain square footage threshold has been counted* as a store concept, even when residing within a single physical location that may have other concepts.


9.1
11.6
13.7
13.8
14.5
98 99 00 01 02

Net Sales
(in billions of dollars)


825
1,127
877
(8)
477
98 99 00 01 02

Net Earnings (Loss)
(in millions of dollars)


.91
1.26
1.00
(0.01)
.54
98 99 00 01 02

Earnings (Loss) Per Share — Diluted
(in dollars)

STORE GROWTH

	Store Concepts			Store Locations		
	Opened Fiscal 2002	Total at End of Fiscal 2002	Planned Openings (Closings) Fiscal 2003 (a)	Opened Fiscal 2002	Total at End of Fiscal 2002	Planned Openings (Closings) Fiscal 2003 (a)
Gap U.S.			(85–90)			(65–70)
United States	76	2,309 (b)		22	1,460 (b)	
Gap International			5–10			0–5
United Kingdom	19	241		9	149	
Canada	0	191		0	108	
France	1	55		1	36	
Japan	14	153		5	71	
Germany	0	20		0	10	
Banana Republic			(5–10)			(5–10)
United States	16	425 (b)		16	425 (b)	
Canada	0	16		0	16	
Old Navy			(5–10)			(5–10)
United States	51	814 (b)		51	814 (b)	
Canada	11	28		11	28	
Total	188	4,252 (b)	(90–100)	115	3,117 (b)	(75–85)

(a) Represents approximate net openings (closings); net square footage is expected to decline about 2 percent for the full year.

(b) Store concepts for Gap U.S. at end of fiscal 2002 include 1,161 Gap Adult (including GapBody) and 1,015 GapKids (including babyGap); store concepts and store locations include 133 Gap Outlet stores.
Store concepts and store locations for Banana Republic United States at end of fiscal 2002 include 382 Banana Republic and 43 Banana Republic Factory stores.
Store concepts and store locations for Old Navy United States at end of fiscal 2002 include 774 Old Navy and 40 Old Navy Outlet stores.

Gap Brand stores are reported above based on concepts and locations. Any Gap Adult, GapKids, babyGap or GapBody that meets a certain square footage threshold has been counted as a store concept, even when residing within a single physical location that may have other concepts.

CORPORATE GOVERNANCE

Gap Inc. was founded in 1969 on the principle of conducting our business in a responsible, honest and ethical manner. For us, good corporate governance means going beyond compliance. It means taking a leadership role in instituting and maintaining practices that represent strong business ethics—and ensuring we communicate consistently with our shareholders, customers and neighbors around the world.

In 2002, the company further enhanced its board composition and practices, with emphasis on independence and corporate governance leadership. The company is committed to continually evolving and adopting appropriate corporate governance best practices.

HIGHLIGHTS

BOARD INDEPENDENCE

- A majority of Gap Inc.'s board members are independent of the company and its management, and we are committed to maintaining at least a majority of independent directors. Currently, our board has 11 directors, seven of whom are independent.

DISTINCT CHAIRMAN AND CEO POSITIONS

- Since 1995, Gap Inc. has maintained a separate Chairman and CEO, and we treat those positions as separate and distinct.

100% BOARD COMMITTEE INDEPENDENCE

- Only independent directors sit on Gap Inc.'s three board committees.
- More than one member of our Audit and Finance Committee is an "audit committee financial expert" under SEC rules.

BOARD ENGAGEMENT

- Gap Inc. directors must make a significant time commitment when they join our board. The full board meets every other month, which provides continuity. In addition, board members often work with management outside of formal meetings. Board members also participate in an extended two-day strategy meeting each year.
- All board members are expected to complete a formal onboarding program within three to six months of joining.
- We increased the number of Audit and Finance Committee meetings from three in 2001 to nine in 2002; we expect this will continue in 2003.

BOARD QUALITY

- Gap Inc. is committed to maintaining an active, engaged board. Qualified candidates for the board are interviewed by the Chairman and CEO, at least two independent directors and members of management, as appropriate. The Governance, Nominating and Social Responsibility Committee reviews and assesses the composition and overall performance of the board and each director at least annually. As part of this process, each board member must participate in and complete an extensive annual performance evaluation, including a peer assessment, in order to be nominated for annual re-election.
- At every board meeting, time is set aside for the independent directors to meet in executive session.

CODE OF BUSINESS CONDUCT

- Gap Inc.'s code of ethics, titled "Code of Business Conduct," was created in 1998 (and is updated from time to time) to promote and ensure a responsible and ethical work environment for all Gap Inc. employees and directors. The code includes a confidential hotline available to all employees to anonymously report suspected code violations.
- In 2003, Gap Inc. created a formal Corporate Compliance and Governance department to further enhance and promote existing corporate compliance functions, to promote strong corporate governance practices across the organization, and to provide oversight, advice and direction to senior management and the board on how to achieve and maintain best-in-class policies and practices.

SHAREHOLDER AUTHORITY

- Gap Inc. does not have a classified board; directors are elected annually.
- Holders of a majority of Gap Inc. shares can amend bylaws.
- Shareholders can act by written consent.
- Holders of 10 percent of Gap Inc. shares can call special meetings of the shareholders.

ETHICAL SOURCING

Gap, Old Navy and Banana Republic merchandise is produced around the world. Our global sourcing base is a competitive advantage, helping to ensure speed and flexibility in our ability to satisfy customers with the right product styles, quality and assortments. While our global vendor base helps in our continuous effort to better serve our customers, we also strive to continuously improve work environments for the individuals who make our clothes.

Our comprehensive global monitoring program, which we began in the mid-1990s and continually evolve, is the cornerstone of our ongoing efforts to evaluate, measure and improve vendor compliance with accepted international standards and our own Code of Vendor Conduct. Beyond our compliance efforts, we are also expanding our engagement with non-governmental organizations (NGOs) and other committed groups and companies to help drive industry change and global progress.

VENDOR AND FACTORY ACCOUNTABILITY

Since the mid-1990s, we have been steadily enhancing our ability to directly monitor factory conditions and improve compliance with our vendor code. Today we have our own team of approximately 90 full-time compliance employees worldwide, representing more than 25 nationalities. In 2002, we conducted more than 13,000 visits to approximately 3,000 factories. More than 20 percent of the factories we initially reviewed failed to meet our standards and were never approved for orders. We also terminated business with 120 factories in 2002 for a variety of compliance-related reasons, including attempts to deceive our monitors and refusal to implement our corrective action recommendations. All approved garment factories are monitored on a regular basis, and we work with vendors to affect change. When compliance issues are discovered, corrective action is required. We believe our compliance program, one of the most comprehensive in our industry, helps foster vendor and factory accountability. While no factory is perfect, we believe working conditions will continue to improve as more and more of our vendors embrace compliance as good business.

GLOBAL ENGAGEMENT

We firmly believe that collective commitment drives greater change. That's why we work to strengthen and extend our own efforts through engagement with governments, NGOs and other committed groups. We support independent monitoring in El Salvador, Guatemala and Honduras and are committed to collaborative efforts that promote sustainable change and benefit workers. Through our partnership with the Global Alliance for Workers and Communities, we strive to move beyond compliance with a variety of management and worker development programs, such as training for factory supervisors and community-based health programs for workers in both India and Indonesia. For more information about the Global Alliance initiative, visit www.theglobalalliance.org.

ONGOING DIALOGUE

We know we don't have all the answers, so we're always interested in learning. We're committed to participating in ongoing, constructive conversations with socially responsible investment groups and shareholders, NGOs and others who are involved or interested in ethical sourcing issues. One example is a project we're working on with two socially responsible investment firms that hold our stock, Domini Social Investments and Calvert Group, and two human rights-focused NGOs, the Interfaith Center on Corporate Responsibility and the Center for Reflection, Education and Action. Together, we're exploring the development of assessment methods for benchmarking and reporting vendor compliance activities and progress across factories and countries. We believe that meaningful dialogue such as this is one of the most effective ways of developing best practices and implementing broad-based change.

If you would like to learn more about our social responsibility and ethical sourcing efforts, visit gapinc.com.

THREE OF GAP INC.'S MORE THAN 90 COMPLIANCE EMPLOYEES

Jyotsna Belliappa, Southern India
Victor Moreno, Mexico and Caribbean
Alexandra Kraus, South America



GAP

Gap's focus in 2002 was on developing and executing a turnaround strategy to improve performance. The first step was getting the product right.

We returned to more balanced merchandise assortments featuring evolved design and color interpretations of the iconic items that made Gap famous for classic, casual American style. Customers saw improvement throughout the year. From a broad assortment of fits and washes in jeans for fall, to the Gap Crazy Stripe sweaters and scarves that offered the perfect palette for holiday, customers rediscovered Gap in a way that was familiar yet new. In addition to our focus on classic, key items, we also began re-establishing Gap as a destination for quality fabrications such as stretch, which offers exceptional comfort and fit.

As we improved our merchandise assortments, we also worked to improve product quality through material and construction upgrades. For example, we've introduced new pant fits based on customer feedback at fit clinics conducted across the country. Product quality is an ongoing focus.

Gap customers expect a simple, easy shopping experience. To elevate the customer experience, our second priority in 2002 was enhancing store operations, in-store merchandising and customer service.

We improved our customer service and sales training programs, which included an emphasis on helping customers understand our new pant fits for men and women. As a result, we saw improvements in the second half of the year in customer satisfaction ratings and an increase in conversion, or the number of consumers who came into the store and made a purchase.

Marketing was our third priority. While traffic remained challenging, we focused on communicating product and brand messages that integrated all marketing channels—from TV and direct mail, to windows and in-store displays. Our fall and holiday campaigns were a step in the right direction, helping to re-establish Gap as a destination for great style while restoring the emotion that Gap evokes in people of all ages.

Product design and merchandising, customer service and marketing—Gap clearly made strides in 2002 in returning to the fundamentals of our brand and creating momentum in our turnaround. We are continuing these efforts in 2003 as we also work to further refine our brand positioning and gain additional insights into how we can better serve our customers. The past year was a strong start in restoring the brand's long-term growth, and we're confident in the opportunities ahead.



BANANA REPUBLIC

Banana Republic customers look to our brand for its unique offering of sophisticated styling and quality merchandise at accessible prices.

In 2002, we focused on elevating our design aesthetic and re-introduced the luxury fabrications that Banana Republic customers love, such as cashmere and suede. We balanced our merchandise assortments between casual and luxury items to offer more customers more choices—from weekend to workplace. Customers saw changes throughout the year, with significant improvements in fall and holiday.

With a return to more refined dressing, we also aggressively focused on increasing quality across our product lines. Recognizing that pants are loyalty drivers among our customers, Banana Republic introduced new fits for both men and women based on extensive market research and customer feedback. These new fits quickly became top-sellers.

In 2002, Banana Republic continued its focus on refining the store environment and experience for customers. To reflect our progress in product improvements, we changed our store navigation, layout and merchandise presentation to better communicate product to customers. We also restructured our organization to support the brand's visions that align our marketing, visual, field management and store design teams. In 2003, we'll focus on ways to continue upscaling our service model to better support Banana Republic's brand positioning.

Speaking to our customers has always been about appealing to their fashion tastes as well as to their lifestyles.

We focused on creating impactful marketing campaigns for each of our customer segments, and delivered special messages designed separately for men and women—supporting our continued strategy of customer segmentation marketing. We also made sure windows were focused and compelling—and, most importantly, featured the product categories that reinforced the style and direction of the brand.

Further refinement of our brand positioning is helping evolve our marketing from a strategic and creative standpoint and continues to be a key focus in 2003.

Banana Republic is uniquely positioned to offer men and women access to elevated design and head-to-toe styling. Moving forward, Banana Republic's product, merchandising, store experience and marketing strategies will reflect the attributes that make Banana Republic a special brand.



OLD NAVY

In 2002, Old Navy made significant changes across the business based on customer research. We ensured that everything we did delivered on our famous brand promise of fun, fashion and value for the whole family. These changes took hold in the second half of the year.

We rebalanced our merchandise mix and introduced product offerings that speak to the whole family. As customers responded, we saw higher year-over-year average unit retail and improved customer conversion rates.

While seasonal and trend items remain an important part of Old Navy's overall product mix, we emphasized the mainstay items that drive the business and made deeper investments in the right areas and products. Based on customer feedback, we brought back signature items such as cargo pants and Old Navy Performance Fleece pullovers.

Simplifying the shopping experience was critical to providing customers with easier access to merchandise. We focused on creating neat, clean, organized stores and designed clearer in-store and on-product signage. We also developed "destination" shops for key item categories so that customers can consistently find what they are looking for.

We rolled out a new customer service program to put a greater focus on service and selling instead of tasks on the floor. In addition, we armed our store teams with better tools and processes to help them proactively manage store hours—which has improved overall efficiency in Old Navy stores.

Old Navy is focused on strategies that support its reputation as a value retailer with a specialty flair.

Recognizing the need to communicate this value message more frequently to a segmented customer base, Old Navy stepped up efforts by increasing marketing spend in 2002 and re-allocating marketing dollars to TV. We offered more compelling prices up front to customers, resulting in reduced markdown activity and higher net margins overall in 2002.

We launched our circular in 2002, which allows us to tailor strong product and value messages to our broad customer base and improve the quality of traffic. We'll continue to refine and evolve our direct marketing circular, underscoring Old Navy's strong value message to our customers.

A disciplined approach to our business and focus on operating efficiency helped Old Navy restore performance in 2002. We believe a continued focus on our customer and these strategies will give us the momentum we need in 2003.


OLD NAVY

INTERNATIONAL

International markets represent an important part of Gap Inc.'s long-term growth strategies. In 2002, we put a sharper focus on operations within each market and worked to improve performance at our flagship brand—the key driver of our international business.

In January 2002, Gap formed separate U.S. and International divisions to help us manage the brand more effectively in each country where we operate. With this change, all Gap brand operations in the United Kingdom, Canada, France, Japan and Germany became part of a new International division. Store operations for Old Navy and Banana Republic in Canada also became part of the new division.

Through the year, each country's leadership team focused on creating the right organizational processes and gaining better insight into local country markets and the target customer. Merchandise initiatives were rolled out in all countries to complement Gap brand's overall product and merchandise strategy. We also began regionalizing our merchandising, planning and distribution strategies.

For example, in Canada Gap altered the product and store delivery strategy for outerwear based on the cold weather trends in that country. We increased product lining in select outerwear products and aligned our store deliveries with the winter season patterns. Our Canadian stores saw immediate results as customers responded.

In Japan, we redesigned the majority of our men's, women's, boys' and girls' product specifically for our Japanese customer and use a standard fit model to ensure our fits stay consistent. Several of these products became instant best-sellers, and we're expanding this strategy in 2003 to leverage this success. Likewise, our shirts and sweaters in Europe have a slightly leaner silhouette—reflecting the preferred style of our customers in those countries.

As strategies took hold, we saw results. The International division experienced similar results to the United States, as customers responded to better product and comps began to improve in the second half of the year.

With more than 650 store concepts in operation across these five countries, we believe we have exciting growth opportunities. We will continue to examine ways to grow our business and look at how we can better meet the needs of our current, and potential, international customers.



veste et gilet
LES PLUS CHAUDS

THE WARMEST
jacket and vest

GAP INC. DIRECT

Gap Inc.'s Direct division operates our gap.com, BananaRepublic.com and oldnavy.com Web sites.

In 2002, our strategic focus was to better integrate the online and store experiences so that Gap, Banana Republic and Old Navy customers have a consistent and seamless experience no matter how they choose to shop our brands. We made sure we delivered on this in every way possible: from allowing customers to return products purchased online to our stores, to free shipping for in-store customers who couldn't find their size.

We significantly increased our customer email database to bring new customer traffic to our sites as well as to our stores. We combined online and in-store customer research to learn more about our customers and their attitudes about shopping each channel. With this research, we created product-focused messages to reach various customer groups based on their shopping behavior. This helped strengthen sales, increase repeat customers and improve our conversion rates.

We also found that customers who shop both online and in our stores spend significantly more than customers who shop only in store. So we leveraged brand marketing, promotions and media spend to drive traffic to our online stores and increased the number of customers who shop both channels.

Our Web sites also enable us to extend the product offering available to customers—such as maternity collections on gap.com and the petite assortment on BananaRepublic.com. Items available exclusively online have generated more traffic to the brands' sites and helped position our sites as convenient and reliable shopping destinations. We'll continue to use our profitable online channels as a testing ground for new product lines and categories.

OUTLET DIVISION

Gap Inc.'s Outlet division extends our Gap, Banana Republic and Old Navy customer base, and is a critical strategic advantage in helping manage inventories and drive earnings growth for the company.

With more than 200 outlet stores, we have a strong presence in every major outlet mall in America—positioning Gap Outlet, Banana Republic Factory Stores and Old Navy Outlet as leaders in the outlet industry.

In 2002, Gap Inc.'s Outlet division aligned its priorities against each brand strategy and strengthened processes and partnerships to better support each brand. Our outlet stores reflected this evolution as turnaround strategies took hold at Gap, Banana Republic and Old Navy. This included production of outlet-exclusive styles for each brand and aggressively managing excess inventory—helping to contribute to higher net gross margins.

Gap Inc.'s Outlet stores deliver the Gap, Banana Republic and Old Navy shopping experience to customers who are looking for a great deal on the brands they love. We will continue to learn from our customers and deliver a consistent brand experience to outlet shoppers to drive growth for Gap Inc.

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KEY FINANCIAL STATISTICS


3.3 3.7 4.4 5.3 6.5 9.1 11.6 13.7 13.8 14.5
93 94 95 96 97 98 99 00 01 02

Net Sales
(in billions of dollars)


258 320 354 453 534 825 1,127 877 (8) 477
93 94 95 96 97 98 99 00 01 02

Net Earnings (Loss)
(in millions of dollars)


.27 .33 .37 .47 .58 .91 1.26 1.00 (0.01) .54
93 94 95 96 97 98 99 00 01 02

Earnings (Loss) Per Share — Diluted
(in dollars)


26 26 23 27 33 52 59 34 0 14
93 94 95 96 97 98 99 00 01 02

Return on Average Shareholders' Equity
(percent)


.05 .07 .07 .09 .09 .09 .09 .09 .09 .09
93 94 95 96 97 98 99 00 01 02

Dividends Paid Per Share
(in dollars)


463 444 425 441 463 532 548 482 394 349
93 94 95 96 97 98 99 00 01 02

Sales Per Average Gross Square Foot*
(in dollars)

*52-week basis.

TABLE OF CONTENTS

10-YEAR SELECTED FINANCIAL DATA

	Compound Annual Growth Rate			Fiscal Year (in weeks)		
	3-year	5-year	10-year	2002 (52)	2001 (52)	2000 (53)
Operating Results ($ in thousands)						
Net sales	8%	17%	17%	$14,454,709	$13,847,873	$13,673,460
Cost of goods sold and occupancy expenses, excluding depreciation and amortization	—	—	—	8,781,580	8,905,064	8,025,374
Percentage of net sales	—	—	—	60.8%	64.3%	58.7%
Depreciation and amortization (a)	—	—	—	$ 759,978	$ 799,325	$ 574,068
Operating expenses	—	—	—	3,900,522	3,805,968	3,629,257
Net interest expense (income)	—	—	—	211,754	95,875	62,876
Earnings before income taxes	(23)	(1)	9	800,875	241,641	1,381,885
Percentage of net sales	—	—	—	5.5%	1.7%	10.1%
Income taxes	—	—	—	$ 323,418	$ 249,405	$ 504,388
Net earnings (loss)	(25)	(2)	9	477,457	(7,764)	877,497
Percentage of net sales	—	—	—	3.3%	(0.1%)	6.4%
Cash dividends paid	—	—	—	$ 78,352	$ 76,373	$ 75,488
Purchase of property and equipment	—	—	—	303,284	957,054	1,882,125
Per Share Data						
Net earnings (loss) — basic	(25%)	(2%)	9%	$ 0.55	$ (0.01)	$ 1.03
Net earnings (loss) — diluted	(24)	(1)	9	0.54	(0.01)	1.00
Cash dividends paid (b)	—	—	—	0.09	0.09	0.09
Shareholders' equity (book value)	—	—	—	4.18	3.48	3.43
Financial Position ($ in thousands)						
Property and equipment, net	12%	23%	19%	$ 3,776,843	$ 4,161,290	$ 4,007,685
Merchandise inventory	12	23	19	2,047,879	1,768,613	1,904,153
Total assets	24	24	22	9,902,004	7,682,823	7,012,908
Working capital	—	—	—	3,013,151	1,022,567	(151,094)
Current ratio	—	—	—	2.11:1	1.48:1	0.95:1
Total long-term debt and senior convertible notes, less current maturities	—	—	—	$ 2,895,794	$ 1,961,397	$ 780,246
Ratio of long-term debt and senior convertible notes to shareholders' equity (c)	—	—	—	0.93:1	0.65:1	0.35:1
Shareholders' equity	—	—	—	$ 3,658,212	$ 3,009,581	$ 2,928,239
Return on average assets	—	—	—	5.4%	(0.1%)	14.4%
Return on average shareholders' equity	—	—	—	14.3%	(0.3%)	34.0%
Statistics						
Number of store concepts opened (d)	(31%)	(9%)	5%	188	587	731
Number of store concepts expanded (d)	—	—	—	35	311	268
Number of store concepts closed (d)	—	—	—	107	92	73
Number of store concepts open at year-end (d)	12	15	13	4,252	4,171	3,676
Net increase in number of store concepts (d)	—	—	—	2%	13%	22%
Comparable store sales increase (decrease) percentage (52-week basis)	—	—	—	(3%)	(13%)	(5%)
Sales per square foot (52-week basis) (e)	—	—	—	$ 349	$ 394	$ 482
Square footage of gross store space at year-end	16	19	19	37,251,520	36,333,400	31,373,400
Percentage increase in square feet	—	—	—	3%	16%	31%
Number of employees at year-end	6	16	16	169,000	165,000	166,000
Weighted-average number of shares — basic	—	—	—	875,545,551	860,255,419	849,810,658
Weighted-average number of shares — diluted	—	—	—	881,477,888	860,255,419	879,137,194
Number of shares outstanding at year-end, net of treasury stock	—	—	—	887,322,707	865,726,890	853,996,984

(a) Excludes amortization of restricted stock, discounted stock options and discount on long-term debt.

(b) Excludes a dividend of $.0222 per share declared in January 2003 but paid in the first quarter of fiscal 2003.

(c) Long-term debt includes current maturities.

Fiscal Year (in weeks)

1999 (52)	1998 (52)	1997 (52)	1996 (52)	1995 (53)	1994 (52)	1993 (52)
$11,635,398	$ 9,054,462	$ 6,507,825	$ 5,284,381	$ 4,395,253	$ 3,722,940	$ 3,295,679
6,360,704	5,013,473	3,775,957	3,093,709	2,645,736	2,202,133	1,996,929
54.7%	55.4%	58.0%	58.5%	60.2%	59.2%	60.6%
$ 414,558	$ 304,745	$ 245,584	$ 191,457	$ 175,719	$ 148,863	$ 124,860
3,043,432	2,403,365	1,635,017	1,270,138	1,004,396	853,524	748,193
31,755	13,617	(2,975)	(19,450)	(15,797)	(10,902)	809
1,784,949	1,319,262	854,242	748,527	585,199	529,322	424,888
15.3%	14.6%	13.1%	14.2%	13.3%	14.2%	12.9%
$ 657,884	$ 494,723	$ 320,341	$ 295,668	$ 231,160	$ 209,082	$ 166,464
1,127,065	824,539	533,901	452,859	354,039	320,240	258,424
9.7%	9.1%	8.2%	8.6%	8.1%	8.6%	7.8%
$ 75,795	$ 76,888	$ 79,503	$ 83,854	$ 66,993	$ 64,775	$ 53,041
1,238,722	797,592	465,843	371,833	302,260	232,776	212,340
$ 1.32	$ 0.95	$ 0.60	$ 0.48	$ 0.38	$ 0.34	$ 0.27
1.26	0.91	0.58	0.47	0.37	0.33	0.27
0.09	0.09	0.09	0.09	0.07	0.07	0.05
2.63	1.83	1.79	1.79	1.69	1.41	1.15
$ 2,715,315	$ 1,876,370	$ 1,365,246	$ 1,135,720	$ 957,752	$ 828,777	$ 740,422
1,462,045	1,056,444	733,174	578,765	482,575	370,638	331,155
5,188,756	3,963,919	3,337,502	2,626,927	2,343,068	2,004,244	1,763,117
444,911	318,721	839,399	554,359	728,301	555,827	494,194
1.25:1	1.21:1	1.85:1	1.72:1	2.32:1	2.11:1	2.07:1
$ 784,925	$ 496,455	$ 496,044	—	—	—	$ 75,000
0.35:1	0.32:1	0.31:1	N/A	N/A	N/A	0.07:1
$ 2,233,045	$ 1,573,679	$ 1,583,986	$ 1,654,470	$ 1,640,473	$ 1,375,232	$ 1,126,475
24.6%	22.6%	17.9%	18.2%	16.3%	17.0%	16.4%
59.2%	52.2%	33.0%	27.5%	23.5%	25.6%	25.7%
570	356	298	203	225	172	108
129	135	98	42	55	82	130
18	20	22	30	53	34	45
3,018	2,466	2,130	1,854	1,680	1,508	1,370
22%	16%	15%	10%	11%	10%	5%
7%	17%	6%	5%	0%	1%	1%
$ 548	$ 532	$ 463	$ 441	$ 425	$ 444	$ 463
23,978,100	18,757,400	15,312,700	12,645,000	11,100,200	9,165,900	7,546,300
28%	22%	21%	14%	21%	21%	16%
140,000	111,000	81,000	66,000	60,000	55,000	44,000
853,804,924	864,062,060	891,404,945	938,579,921	939,866,394	948,699,959	940,287,006
895,029,176	904,374,383	922,951,706	961,351,245	962,443,160	971,144,612	965,110,280
850,498,941	857,960,032	884,549,313	926,495,994	971,149,446	977,162,057	980,428,914

(d) Since the beginning of fiscal 2000, Gap brand stores have been reported based on concepts and locations. Any Gap Adult, GapKids, babyGap or GapBody that meets a certain square footage threshold has been counted as a store, even when residing within a single physical location that may have other concepts. The number of stores by location at the end of fiscal 2002, 2001 and 2000 was 3,117, 3,097 and 2,848, respectively.

(e) Based on weighted-average gross square footage.

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

The information below and elsewhere in this Annual Report contains certain forward-looking statements that reflect the current view of Gap Inc. (the "Company," "we," "our") with respect to future events and financial performance. Whenever used, the words "expect," "plan," "anticipate," "believe," "may" and similar expressions identify forward-looking statements.

Any such forward-looking statements are subject to risks and uncertainties, and our future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, ongoing competitive pressures in the apparel industry, risks associated with challenging domestic and international retail environments, changes in the level of consumer spending or preferences in apparel, trade restrictions and political or financial instability in countries where our goods are manufactured, impact of legal proceedings and/or other factors that may be described in our Annual Report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.

We assume no obligation to publicly update or revise our forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Management continually reviews its accounting policies, how they are applied and how they are reported and discussed in the consolidated financial statements.

Management believes these critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Inventory Valuation Method

Inventory is valued using the cost method which values inventory at the lower of the actual cost or market, at the individual item level. Cost is determined using the FIFO (first-in, first-out) method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. We review our inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and use markdowns to clear merchandise. Inventory value is reduced immediately when the selling price is marked down below cost. We estimate and accrue shortage for the period between the last physical count and the balance sheet date. Our shortage estimate can be affected by changes in merchandise mix and changes in actual shortage trends. The change in shortage expense as a percentage of sales was an improvement (deterioration) of 0.1 percentage points, (0.5) percentage points and (0.3) percentage points for fiscal 2002, 2001 and 2000, respectively.

Long-lived Assets, Impairment and Excess Facilities

We have a significant investment in property and equipment. Depreciation and amortization are computed using estimated useful lives of up to 39 years. Any reduction in these estimated useful lives would result in higher annual depreciation expense for the related assets.

We review long-lived assets for impairment whenever events, such as decisions to close a store or changes in circumstances, indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived assets are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the asset's fair value, which is indicated by the discounted future cash flows of the asset using a weighted-average cost of capital rate, for a store or distribution center asset. We recorded a charge for the impairment of store assets of $39.9 million, $13.9 million and $23.5 million during fiscal 2002, 2001 and 2000, respectively. Decisions to close a store or facility space can also result in accelerated depreciation over the revised useful life. Most store closures occur upon the lease expiration.

For locations to be closed which are under long-term leases, we record a charge for lease buyout expense or the difference between our rent and the rate at which we expect to be able to sublease the properties, net of related costs, when a location is no longer in use. This charge is discounted using a credit adjusted risk-free rate. Our estimate of future cash flows is based on our experience, knowledge and typically third-party advice or market data. However, these estimates can be affected by factors such as future store profitability, real estate demand and economic conditions that can be difficult to predict. We recorded a charge for excess facilities of $77.4 million and $47.3 million during fiscal 2002 and 2001, respectively. We did not have a charge for excess facilities during fiscal 2000. Our sublease reserve is sensitive to the level of sublease rent anticipated and the estimated timing of sublease commencement. A 10 percent reduction in our sublease rate assumptions would have resulted in an additional $4.7 million of charges as of the end of fiscal 2002. A one-year delay in sublease commencement would have resulted in an additional $6.1 million charge as of the end of fiscal 2002. Additional reserves would also be required if management decided to sublease additional space based on changes in future needs.

Income Taxes

We record reserves for estimates of probable settlements of foreign and domestic tax audits. At any one time, many tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. We also record a valuation allowance against our deferred tax assets arising from certain net operating losses when it is more likely than not that some portion or all of such net operating losses will not be realized. Our effective tax rate in a given financial statement period may be materially impacted by changes in the mix and level of earnings, changes in the expected outcome of audit controversies or changes in the deferred tax valuation allowance. We currently expect the 2003 effective tax rate to fall within a range of 39 percent to 42 percent. The actual rate will ultimately depend on several variables, including the mix of earnings between domestic and international operations, and the overall level of earnings.

Results of Operations

Net Sales

	52 Weeks Ended Feb. 1, 2003	52 Weeks Ended Feb. 2, 2002	53 Weeks Ended Feb. 3, 2001
Net sales ($ in thousands)	$14,454,709	$13,847,873	$13,673,460
Total net sales growth percentage	4%	1%	18%
Comparable store sales increase (decrease) percentage (a)	(3%)	(13%)	(5%)
Net sales per average gross square foot (a)	$ 349	$ 394	$ 482
Square footage of gross store space at year-end (in thousands)	37,252	36,333	31,373
Number of new store concepts (b)	188	587	731
Number of expanded store concepts (b)	35	311	268
Number of closed store concepts (b)	107	92	73

(a) 52-week basis

(b) Gap brand stores are reported based on concepts. Any Gap Adult, GapKids, babyGap or GapBody that meets a certain square footage threshold has been counted as a store, even when residing within a single physical location that may have other concepts. The number of stores by location at the end of fiscal 2002, 2001 and 2000 was 3,117, 3,097 and 2,848, respectively.

A store is included in comparable store sales ("Comp") when it has been open at least one year and it has not been expanded or remodeled by more than 15 percent or permanently relocated within that year. Therefore, a store is included in Comp on the first day it has comparable prior year sales. Stores in which square footage has been expanded or remodeled by 15 percent or more are excluded from Comp until the first day they have comparable prior year sales.

A store is considered non-comparable ("Non-comp") when, in general, the store had no comparable prior year sales. For example, a new store, or a store that has been expanded by more than 15 percent or permanently relocated within the last year. Non-store sales such as online operations are also considered Non-comp.

Net sales increased $607 million in fiscal 2002 from 2001. Non-comparable store sales increased $960 million, partially offset by a $353 million decrease in comparable store sales.

Net sales increased $174 million in fiscal 2001 from 2000. Non-comparable store sales increased $1.7 billion, partially offset by a $1.5 billion decrease in comparable store sales.

The non-comparable store sales increases in fiscal 2002 and 2001 were primarily due to the increase in retail selling space, both through the opening of new stores (net of stores closed) and the expansion of existing stores. The effects of increased markdown selling and lower markdown margins earlier in the year and negative comparable traffic throughout the year drove the decrease in comparable store sales in fiscal 2002. The decline in comparable store sales in fiscal 2001 was driven by weak product acceptance by customers, particularly in the men's division, which led to a greater percentage of merchandise sold at markdown.

Comparable store sales by division for fiscal 2002 and 2001 were as follows:

- Gap U.S. reported negative 7% in 2002 versus negative 12% in 2001
- Gap International reported negative 5% in 2002 versus negative 11% in 2001
- Banana Republic reported negative 1% in 2002 versus negative 8% in 2001
- Old Navy reported positive 1% in 2002 versus negative 16% in 2001

Total sales by division for fiscal 2002, 2001 and 2000 were as follows:

- Gap U.S. reported $5.1 billion in 2002 versus $5.2 billion in 2001 versus $5.5 billion in 2000
- Gap International reported $1.7 billion in 2002 versus $1.6 billion in 2001 versus $1.6 billion in 2000
- Banana Republic reported $1.9 billion in 2002 versus $1.9 billion in 2001 versus $1.8 billion in 2000
- Old Navy reported $5.8 billion in 2002 versus $5.1 billion in 2001 versus $4.7 billion in 2000

The decrease in net sales per average square foot for fiscal 2002 and 2001 was primarily attributable to decreases in comparable store sales. Store count and square footage growth were as follows:

	Feb. 1, 2003			Feb. 2, 2002		
	Number of Store Concepts (a)	Number of Store Locations (a)	Sq. Ft. (in millions)	Number of Store Concepts (a)	Number of Store Locations (a)	Sq. Ft. (in millions)
Gap U.S.	2,309	1,460	13.2	2,298	1,494	13.2
Gap International						
United Kingdom	241	149	1.4	225	140	1.3
Canada	191	108	1.0	192	110	1.0
France	55	36	0.3	54	35	0.3
Japan	153	71	0.8	143	69	0.8
Germany	20	10	0.1	20	10	0.1
Banana Republic (b)	441	441	3.7	441	441	3.6
Old Navy (c)	842	842	16.8	798	798	16.0
Total	4,252	3,117	37.3	4,171	3,097	36.3
Increase	2%	1%	3%	13%	9%	16%

(a) Gap brand stores are reported based on concepts and locations. Any Gap Adult, GapKids, babyGap or GapBody that meets a certain square footage threshold has been counted as a store, even when residing within a single physical location that may have other concepts.

(b) Includes 16 store concepts in Canada in fiscal 2002 and 2001.

(c) Includes 28 and 17 store concepts in Canada in fiscal 2002 and 2001, respectively.

Cost of Goods Sold and Occupancy Expenses

Cost of goods sold and occupancy expenses as a percentage of net sales decreased 4.1 percentage points in fiscal 2002 from 2001 and increased 7.2 percentage points in fiscal 2001 from 2000.

The decrease in fiscal 2002 from 2001 was driven by an increase in merchandise margins and decreased occupancy expenses of 3.9 percentage points and 0.2 percentage points, respectively. The increase in merchandise margins of 3.9 percentage points in fiscal 2002 was primarily driven by a decrease in markdown selling and higher markdown margins compared to fiscal 2001.

The increase in fiscal 2001 from 2000 was driven by a decrease in merchandise margins and increased occupancy expenses of 4.9 percentage points and 2.3 percentage points, respectively. Of the 4.9 percentage points decline in merchandise margins, 4.5 percentage points were attributable to lower margins on regular-priced and marked-down goods and a greater percentage of merchandise sold at markdown. The lower margins and the increase in proportion of goods sold at markdown were driven by weak product acceptance, particularly in the men's division. After a thorough review of our planned merchandise programs, primarily for the first quarter of fiscal 2002, we cancelled certain product orders in the third quarter of fiscal 2001. This resulted in a $52 million charge, which accounted for an additional 0.4 percentage points of the 4.9 percentage points decline in merchandise margins. We chose to cancel these programs in order to manage our inventory levels consistent with current business and also as a result of changes made to the product assortment for the fourth quarter of fiscal 2001 and first quarter of fiscal 2002.

The increase in occupancy expenses as a percentage of net sales in fiscal 2001 compared to 2000 was primarily due to a loss of sales leverage, which accounted for 2.0 percentage points of the 2.3 percentage points increase.

As a general business practice, we review our inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and use markdowns to clear merchandise.

Operating Expenses

Total operating expenses as a percentage of net sales decreased 0.5 percentage points in fiscal 2002 from 2001. This decrease was driven by cost reductions and expense savings which accounted for a 1.6 percentage point decrease, partially offset by a loss of sales leverage which accounted for a 0.7 percentage point increase in operating expenses as a percentage of net sales. Incremental advertising, which included TV campaigns and circulars, and additional excess corporate facilities charges drove an additional 0.4 percentage point increase in operating expenses as a percentage of net sales.

In fiscal 2001, total operating expenses as a percentage of net sales increased 1.0 percentage point from 2000. This increase was driven by a loss of sales leverage and a number of significant charges, which accounted for 2.7 percentage points and 0.7 percentage points of the increase, respectively. This increase was partially offset by lower spending on advertising, travel and entertainment, and other operating expenses, which accounted for a 2.4 percentage decrease in operating expenses as a percentage of net sales. *The significant charges included in operating expenses totaled $88 million and fell into three major categories:* exit costs on excess facilities, reductions in workforce and distribution center closures of $51 million, $25 million and $12 million, respectively.

Excess Facilities, Severance and Sublease Loss Charges

During 2001, as a result of the evaluation of our global distribution center network, we announced plans to close four distribution facilities, located in Ventura, California; Erlanger, Kentucky; Basildon, England; and Roosendaal, Holland. The closure of the Ventura and Basildon facilities were completed by the first quarter of fiscal 2002, the Roosendaal facility was closed during the second quarter of fiscal 2002 and the Erlanger facility was closed during the third quarter of fiscal 2002.

The land and building of the distribution center in Roosendaal, Holland, is classified as held for sale in accordance with Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." In fiscal 2002, we recorded an impairment charge of $1.0 million to reduce the net book value of the facility to the estimated net selling price. The total carrying value of the land and building as of February 1, 2003, was $7.5 million. The Ventura, California, facility and the adjacent land were sold in October 2002.

Facilities-related charges associated with distribution center closures include costs associated with lease terminations, facilities restoration and equipment removal. Remaining cash expenditures of $4.2 million associated with facility closures as of February 1, 2003, are expected to be paid by the third quarter of fiscal 2003. As of February 1, 2003, all employee separation expenditures have been paid.

During 2001, we consolidated and downsized headquarters facilities in our San Francisco and San Bruno campuses as part of our cost-containment efforts. We identified 361,383 square feet of excess facility space and recorded charges of $47.3 million during fiscal 2001, which primarily related to the difference between our contract rent obligations and the rate at which we expect to be able to sublease the properties. In 2002, based on a review of real estate market conditions, we revised our sublease income and sublease commencement projections and assumptions. Additionally, in 2002 we considered our corporate facilities space needs and identified additional excess facility space of 193,228 square feet. As a result of these actions, we recorded an additional sublease loss charge of $77.4 million in fiscal 2002. The additional sublease loss charge was recorded in operating expenses on our Consolidated Statements of Operations. Remaining cash expenditures associated with the sublease loss reserve are expected to be paid over the remaining various lease terms through 2017. Based on the current assumptions set forth above as of February 1, 2003, we expect the sublease of our excess facilities to result in a total reduction of approximately $289 million in future rent expense and $112 million in cash savings over the various remaining lease terms through 2017.

Interest Expense

The increase in interest expense between fiscal 2002 and 2001 was primarily due to an increase in long-term borrowings in 2002 and late 2001 and higher fees on the credit facility.

The increase in interest expense between fiscal 2001 and 2000 was primarily due to an increase in long-term borrowings and a decrease in interest capitalized as a result of fewer construction projects.

For fiscal 2003, we expect our gross interest expense, excluding interest income on cash investments, to be approximately $250 million to $255 million for the full year.

Interest Income

The increase in interest income between fiscal 2002 and 2001 was due to increases in average cash available for investment, primarily due to the issuance of senior convertible notes in March 2002, partially offset by a decrease in interest rates.

Interest Income

The increase in interest income between fiscal 2002 and 2001 was due to increases in average cash available for investment, primarily due to the issuance of senior convertible notes in March 2002, partially offset by a decrease in interest rates.

The increase in interest income between fiscal 2001 and 2000 was primarily due to increases in average cash available for investment, partially offset by a decrease in interest rates. The average cash balances increased due to the debt issuances in April and November 2001 and positive cash flows in fiscal 2001. We attained a higher cash position in advance of repayment of debt maturing in the third and fourth quarters of fiscal 2001.

Income Taxes

The effective tax rate was 40.4 percent, 49 percent, excluding the $131 million tax charge discussed below, and 36.5 percent in fiscal 2002, 2001 and 2000, respectively.

The decrease in the effective tax rate in fiscal 2002 from 2001 (excluding the $131 million tax charge during fiscal 2001) was primarily driven by an improvement in the mix of earnings in domestic and international operations and improved earnings performance.

The increase in the effective tax rate in fiscal 2001 resulted from a $131 million tax charge recorded during fiscal 2001 and an earnings performance that was below expectations. The tax charge of $131 million primarily reflected changes in the estimates of probable settlements of foreign and domestic tax audits. In addition, the level and mix of earnings caused our tax rate to increase well above earlier expectations. As a result, the effective tax rate for fiscal 2001 (exclusive of the $131 million tax charge) was 49 percent.

We currently expect the 2003 effective tax rate to fall within a range of 39 percent to 42 percent. The actual rate will ultimately depend on several variables, including the mix of earnings between domestic and international operations, and the overall level of earnings.

Liquidity and Capital Resources

Cash Flows

The following sets forth certain measures of our liquidity:

	Fiscal Year 2002	Fiscal Year 2001	Fiscal Year 2000
Cash provided by operating activities ($ in thousands)	$1,238,356	$1,334,815	$1,314,668
Working capital ($ in thousands)	3,013,151	1,022,567	(151,094)
Current ratio	2.11:1	1.48:1	0.95:1

For fiscal 2002, the decrease in cash flows provided by operating activities was primarily due to an increase in merchandise inventory and a decrease in the relative growth in accounts payable and long-term liabilities, partially offset by an increase in net earnings (exclusive of depreciation and amortization). An increase in cash due to the issuance of $1.38 billion senior convertible notes in March 2002 and a decrease in capital expenditures primarily drove the increase in working capital and the current ratio.

For fiscal 2001, the increase in cash flows provided by operating activities was primarily due to a decrease in merchandise inventory and an increase in accrued expenses, partially offset by a decrease in net earnings (exclusive of depreciation and amortization). The increase in working capital and the current ratio was primarily due to a decrease in current maturities of long-term debt and an increase in cash.

We fund inventory expenditures during normal and peak periods through a combination of cash flows from operations as well as long-term financing arrangements. Our business follows a seasonal pattern, peaking over a total of about 13 weeks during the back-to-school and holiday periods. During fiscal 2002 and 2001, these periods accounted for 34 percentage points and 32 percentage points, respectively, of our annual net sales.

Credit Facility

In March 2002, we entered into a $1.4 billion secured two-year credit facility (the "Facility"). The Facility is used for general corporate purposes, primarily as backup for our trade letters of credit issuance. The fees related to the Facility fluctuate based on our senior unsecured credit ratings.

The Facility contains financial and other covenants, including, but not limited to, limitations on capital expenditures, liens and cash dividends, and maintenance of certain financial ratios, including a fixed-charge coverage ratio and an asset coverage ratio. Violation of these covenants could result in a default under the Facility, which would permit the participating banks to restrict our ability to further access the Facility for letters of credit or advances and to require the immediate repayment of any outstanding advances under the Facility. In addition, such a default could, under certain circumstances, permit the holders of our outstanding unsecured debt to accelerate the payment of such obligations. We were in compliance with these covenants as of February 1, 2003.

Letters of credit represent a payment undertaking guaranteed by a bank on our behalf to pay the vendor a given amount of money upon presentation of specific documents demonstrating that merchandise has shipped. Vendor payables are recorded in the balance sheet at the time of merchandise title transfer, although the letters of credit are generally issued prior to this.

At February 1, 2003, we had $840 million in trade letters of credit issued under the Facility.

Summary Disclosures about Contractual Obligations and Commercial Commitments

The following table reflects a summary of our contractual cash obligations as of February 1, 2003:

Contractual Obligations

($ in millions)	1–3 Years	4–5 Years	After 5 Years	Total
Long-term debt	$ 969	$ 997	$ 50	$ 2,016
Senior convertible notes	—	—	1,380	1,380
Operating leases	2,484	1,075	1,965	5,524
Total contractual cash obligations	$ 3,453	$ 2,072	$ 3,395	$ 8,920

We also have standby letters of credit, surety bonds and bank guarantees outstanding as of February 1, 2003, amounting to $30 million, $21 million and $6 million, respectively.

On May 1, 2003, $500 million aggregate principal amount of debt securities with a fixed annual interest rate of 5.625 percent, is due and payable.

In November 2001, we issued $200 million aggregate principal amount of debt securities at an original annual interest rate of 8.15 percent, due December 15, 2005 (the "2005 notes"), and $500 million aggregate principal amount of debt securities at an original annual interest rate of 8.80 percent, due December 15, 2008 (the "2008 notes"). The net proceeds were used for general corporate purposes. Interest on the notes of each series is payable semi-annually. The interest rate payable on the notes of each series is subject to adjustment from time to time if either Moody's Investors Service ("Moody's") or Standard & Poor's Rating Services ("Standard & Poor's") reduces the rating ascribed to the notes below Baa2, in the case of Moody's, or below BBB+, in the case of Standard & Poor's. The interest rate payable on the notes is subject to increase by 0.25 percent for each rating category downgrade by either rating agency. In addition, if Moody's or Standard & Poor's subsequently increases the rating ascribed to the notes, the ongoing interest rate then payable on the notes will be decreased by 0.25 percent for each rating category upgrade by either rating agency up to Baa2, in the case of Moody's, or BBB+, in the case of Standard & Poor's. In no event will the interest rate be reduced below the original interest rate payable on the notes.

On February 14, 2002, Moody's reduced our long- and short-term senior unsecured credit ratings from Baa3 to Ba2 and from Prime-3 to Not Prime, respectively, with a negative outlook on our long-term ratings, and Standard & Poor's reduced our long- and short-term credit ratings from BBB+ to BB+ and from A-2 to B, respectively, with a stable outlook on our long-term ratings. On February 27, 2002, Moody's reduced our long-term senior unsecured credit ratings from Ba2 to Ba3 and stated that its outlook on our long-term ratings was stable. In April 2002, Standard & Poor's assigned a BBB- rating to our Facility. On May 9, 2002, and May 24, 2002, the outlook on our credit ratings was changed from stable to negative by Standard & Poor's and Moody's, respectively. On December 20, 2002, Moody's assigned a speculative grade liquidity rating of SGL-2; this type of rating is only for speculative grade issuers and is intended to give bondholders a short-term (12-18 month) view of a company's ability to meet its operating and financing obligations. The rating is a scale of 1-to-4, with 1 being the highest.

As a result of the downgrades in our long-term credit ratings, effective June 15, 2002, the interest rates payable by us on $700 million of our outstanding notes increased by 175 basis points—to 9.90 percent per annum on the 2005 notes and to 10.55 percent per annum on the 2008 notes. Any further downgrades of our long-term credit ratings by these rating agencies would result in further increases in the interest rates payable by us on the notes. The interest rates payable on these notes is subject to decrease upon upgrades of our long-term credit rating by these rating agencies. As a result of the downgrades in our short-term credit ratings, we no longer have meaningful access to the commercial paper market; however, we replaced this borrowing capacity with proceeds from the issuance of senior convertible notes in March 2002. In addition, any future lowering of the ratings on our debt could result in reduced access to the capital markets and higher interest costs on future financings.

In March 2002, we issued $1.38 billion aggregate principal amount of 5.75 percent senior convertible notes due March 15, 2009, and received net proceeds of $1.35 billion in cash net of underwriting and other fees. Interest is payable semi-annually on March 15 and September 15 of each year. The first payment was made on September 15, 2002. These debt securities are recorded in the balance sheet at their issuance amounts net of unamortized discount. We have an option to call the notes on or after March 20, 2005. The notes are convertible, unless previously redeemed or repurchased, at the option of the holder at any time prior to maturity, into shares of our common stock at a conversion price of $16.12 per share, subject to adjustment in certain events, for a total of 85,607,940 shares. If converted, these additional shares would reduce our future earnings per share. Prior to conversion, the convertible notes are potentially dilutive at certain earnings levels. The effects of these dilutive securities are computed using the if-converted method. The net proceeds were used for general corporate purposes.

We operate in foreign countries, which exposes us to market risk associated with foreign currency exchange rate fluctuations. Our risk management policy is to hedge substantially all merchandise purchases for foreign operations using foreign exchange forward contracts. Additional information is presented in the Notes to Consolidated Financial Statements (Note E). Quantitative and qualitative disclosures about market risk for financial instruments are presented on page 30.

Capital expenditures, net of tenant allowances, totaled approximately $272 million in fiscal 2002. The majority of these expenditures were used for expansion of stores and remodels and information technology. These expenditures resulted in a net increase in store space in fiscal 2002 of approximately 0.9 million square feet, or 3.0 percent, due to a net addition of 81 new store concepts, the expansion of 35 store concepts and the remodeling of certain stores. Capital expenditures for fiscal 2001 and 2000 were $1.0 billion and $1.8 billion, respectively, resulting in a net increase in store space of 5.0 million square feet in fiscal 2001 and 7.4 million square feet in fiscal 2000.

For fiscal 2003, we expect capital expenditures, net of tenant allowances to be about $350 million to $400 million. Approximately, $190 million of the capital spending is for information technology. Of the remaining capital spending, store capital is estimated to be about $180 million, with about $40 million for new stores and about $140 million for remodels. We expect to fund such capital expenditures with cash flows from operations.

For fiscal 2003, we anticipate new store openings of approximately 30 to 40 locations, which translates to 40 to 60 concepts. We expect store closures will likely be higher than fiscal 2002, such that net square footage is expected to decline about 2 percent for the full year.

Related Party Transactions

We have a construction industry standard, non-exclusive agreement with Fisher Development, Inc. ("FDI"), a company which is wholly owned by the brother of Donald G. Fisher (our Chairman) and the brother's immediate family. The standard agreement, used for all of our qualified general contractors, sets forth the terms under which FDI may act as one of our general contractors in connection with our construction activities. Prior to 2002, we used FDI as our primary, non-exclusive general contractor under a cost-plus arrangement. During periods of rapid growth, we benefited from using FDI as our primary, non-exclusive contractor because of FDI's national and international capabilities, overall quality of work, flexibility to changes and ability to consistently meet aggressive timetables. FDI also provided construction project management capabilities that we lacked internally. In 2001, based on evolving business needs and a changing economic environment, we began developing the in-house, project management expertise necessary to qualify and manage numerous general contractors and solicit bids from multiple general contractors. This competitive bidding process, which was fully implemented in July 2002, enhances our ability to cost-effectively manage our construction needs on an ongoing basis. Since fully implementing the competitive bidding process in July 2002, FDI chose to competitively bid on 7 of 20 projects through March 1, 2003. FDI was awarded 3 of the 7 projects on which they competitively bid, representing 15 percent of total project bid dollars. We now have more than 40 general contractors, including FDI, qualified to competitively bid. In fiscal 2002, we managed 155 construction projects using 27 general contractors. In fiscal 2002, FDI acted as the general contractor for leasehold improvements for 87 new store concepts, compared with 282 and 675, respectively, in fiscal years 2001 and 2000. FDI also supervised construction of 19 store concept expansions, remodels (other than minor remodels) and relocations, as well as headquarters facilities, in fiscal 2002, compared with 171 and 262, respectively, in fiscal years 2001 and 2000. The total amount paid under the agreement for fiscal 2002 was approximately $81 million, including profit and overhead costs of approximately $9 million. This compares with approximately $416 million, including profit and overhead costs of approximately $42 million, in fiscal 2001, and approximately $741 million, including profit and overhead costs of approximately $59 million, in fiscal 2000. On February 1, 2003, and February 2, 2002, amounts due to FDI were approximately $1.3 million and approximately $15 million, respectively. The Audit and Finance Committee of the Board of Directors reviews this relationship annually.

In October 2001, the Audit and Finance Committee of the Board of Directors reviewed and approved the terms of the agreements to lease to Donald G. Fisher and Doris F. Fisher, directors, and respectively, Chairman and merchandiser, a total of approximately 26,000 square feet of space in our One Harrison and Two Folsom corporate San Francisco locations to display a portion of their personal art collections. The agreements provide for base rent ranging from $30.00 to $42.35 per square foot per year over a 15-year term. We believe that these rental rates were at least competitive when the agreement was entered into and are currently above market rates in San Francisco's commercial real estate market. The agreements also provide us significant benefits, including the use of the space on a regular basis for corporate functions. In addition, Mr. and Mrs. Fisher allow employees to visit the galleries at no charge.

New Accounting Pronouncements

Effective February 3, 2002, we adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 requires that indefinite life goodwill and other intangible assets be tested for impairment and those intangible assets, which have finite useful lives, be amortized over that period. Intangible assets subject to amortization consist of temporary lease rights, which are amortized over the useful lives of the respective leases, not to exceed 20 years. The adoption of SFAS 142 did not have a significant impact on our financial statements. The gross carrying value and accumulated amortization of finite lived intangible assets was $169 million and $59 million, respectively, as of February 1, 2003, and $150 million and $50 million, respectively, as of February 2, 2002. Aggregate amortization of finite lived intangible assets was $9.2 million and $9.5 million for fiscal 2002 and 2001, respectively. We expect amortization expense to be $8.5 million in 2003, $8.3 million in 2004, $7.9 million in 2005, $7.4 million in 2006 and $7.0 million in 2007.

During fiscal 2002, we adopted Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions relating to the disposal of a segment of a business of Accounting Principles Board Opinion No. 30. The adoption of SFAS 144 did not have a significant impact on our financial statements.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS 146 supercedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3 ("Issue 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." We adopted the provisions as required by SFAS 146 for restructuring activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a significant impact on our financial statements. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of our commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS 146 may affect the timing of recognizing exit and restructuring costs, if any, as well as the amounts recognized.

During November 2002, the Financial Accounting Standards Board issued Financial Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. As of February 1, 2003, we did not have any material guarantees that were issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to our guarantees issued before December 31, 2002. We did not have any significant guarantees issued before December 31, 2002, which are subject to the disclosure requirements of FIN 45.

During December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation—Transition and Disclosure an Amendment of FASB Statement No. 123." SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The alternative methods of transition of SFAS 148 are effective for fiscal years ending after December 15, 2002. The disclosure provision of SFAS 148 is effective for interim periods beginning after December 15, 2002. We follow APB 25 in accounting for our employee stock options. The adoption of SFAS 148 did not have a significant impact on our operating results or financial position.

During January 2003, the Financial Accounting Standards Board issued Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 requires that its provisions are effective immediately for all arrangements entered into after January 31, 2003. We do not have any variable interest entities created after January 31, 2003. For any arrangements entered into prior to January 31, 2003, the FIN 46 provisions are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. We do not expect the adoption of FIN 46 to have a significant impact on our operating results or financial position.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. SFAS 143 addresses the financial accounting and reporting for obligations and retirement costs related to the retirement of tangible long-lived assets. We do not expect the adoption of SFAS 143 to have a significant impact on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The table on the right provides information about our market-sensitive financial instruments as of February 1, 2003, and February 2, 2002.

We operate in foreign countries, which exposes us to market risk associated with foreign currency exchange rate fluctuations. Our risk management policy is to hedge substantially all merchandise purchases for foreign operations using foreign exchange forward contracts. We also use forward contracts to hedge our market risk exposure associated with foreign currency exchange rate fluctuations for certain loans denominated in currencies other than the functional currency of the entity holding or issuing the loan. These contracts are entered into with large reputable financial institutions, thereby minimizing the risk of credit loss. Additional information is presented in the Notes to Consolidated Financial Statements (Note E).

During fiscal 1997, we issued $500 million aggregate principal amount of debt securities, due September 15, 2007, with a fixed interest rate of 6.90 percent. Interest on these debt securities is payable semi-annually. These debt securities are recorded in the balance sheet at their issuance amount net of unamortized discount. In connection with the debt issuance, we entered into interest rate swaps in order to reduce interest rate risk. The agreements were settled in the third quarter of fiscal 1997 when the debt issuance was priced, and the net gains of approximately $2.9 million associated with these agreements are amortized over the life of the debt securities.

During fiscal 1999, our Japanese subsidiary, Gap (Japan) KK, issued $50 million aggregate principal amount of debt securities due March 1, 2009, with a fixed interest rate of 6.25 percent, payable in U.S. dollars. Interest on these debt securities is payable semi-annually. We swapped the interest and principal payable under these debt securities to Japanese yen with a fixed interest rate of 2.43 percent. These debt securities are recorded in the balance sheet at their issuance amount net of unamortized discount and the associated cross-currency interest rate swap is recorded in the balance sheet at its fair market value as of February 1, 2003.

During fiscal 1999, our Netherlands subsidiary, Gap International B.V., issued debt securities in the aggregate principal amount of 250 million Euro, approximately $262 million at issuance, with a fixed interest rate of 5.00 percent, due September 30, 2004. Interest on these debt securities is payable annually. These debt securities are recorded in the balance sheet at their issuance amount net of unamortized discount and are translated into U.S. dollars at the period-end exchange rate.

In April 2001, we issued $500 million aggregate principal amount of debt securities at a fixed annual interest rate of 5.625 percent, due May 1, 2003. Interest on the notes is payable semi-annually. The notes are recorded in the balance sheet at their issuance amount net of unamortized discount. In connection with the debt issuance, we entered into forward rate agreements in order to reduce interest rate risk. The agreements were settled in the first quarter of fiscal 2001, and the net losses of approximately $2.2 million associated with these agreements are amortized over the life of the debt securities.

In November 2001, we issued $200 million aggregate principal amount of debt securities at an original annual interest rate of 8.15 percent, due December 15, 2005 (the "2005 notes"), and $500 million aggregate principal amount of debt securities at an original annual interest rate of 8.80 percent, due December 15, 2008 (the "2008 notes"). Interest on the notes of each series is payable semi-annually. As a result of the downgrades in our long-term credit ratings, effective June 15, 2002, the interest rates payable by us on $700 million of our outstanding notes increased by 175 basis points—to 9.90 percent per annum on the 2005 notes and to 10.55 percent per annum on the 2008 notes. These debt securities are recorded in the balance sheet at their issuance amount net of unamortized discount.

In March 2002, we issued $1.38 billion aggregate principal amount of 5.75 percent senior convertible notes due March 15, 2009, and received net proceeds of $1.35 billion in cash. Interest is payable semi-annually on March 15 and September 15 of each year. The first payment was made on September 15, 2002. These debt securities are recorded in the balance sheet at their issuance amount net of unamortized discount.

By entering into the fixed-rate borrowings, we avoid interest rate risk from variable rate fluctuations. A portion of our fixed-rate borrowings used to finance foreign operations is denominated in foreign currencies. By borrowing and repaying the loans in local currencies, we avoid the risk associated with exchange rate fluctuations.

(Amounts in thousands except average contract rate)			Notional Maturity Dates				
	Average Contract Rate	Notional Amount in Local Currency	2003	2004	2005	2006 and Beyond (a)	Unrealized Gain (Loss) in U.S. Dollars (b)
Foreign Exchange Forward Contracts							
Sell Contracts — Merchandise Hedges							
British Pounds for U.S. Dollars	0.66	148,400	148,400	—	—	—	(16,180)
Canadian Dollars for U.S. Dollars	1.56	352,700	352,700	—	—	—	(3,854)
Japanese Yen for U.S. Dollars	120.02	14,264,900	14,264,900	—	—	—	(934)
Buy Contracts — Merchandise Hedges							
Euros for U.S. Dollars	1.00	28,500	28,500	—	—	—	1,866
Sell Contracts — Loan and Intercompany Hedges							
U.S. Dollars for Euros	1.06	5,975	325	325	5,325	—	(1)
British Pounds for Japanese Yen	0.01	21,290	430	430	20,430	—	(10,365)
British Pounds for Euros	0.67	2,910	970	970	970	—	(73)
Canadian Dollars for U.S. Dollars	1.43	114,284	7,111	7,111	100,062	—	6,697
Buy Contracts — Loan and Intercompany Hedges							
Canadian Dollars for U.S. Dollars	1.57	11,780	250	765	10,765	—	(17)
Japanese Yen for Euros	81.83	540,823	—	—	540,823	—	(2,157)
Japanese Yen for British Pounds	157.54	4,000,000	4,000,000	—	—	—	(7,679)
Euros for British Pounds	1.50	126,000	20,500	105,500	—	—	(166)
U.S. Dollars for Canadian Dollars	0.66	18,916	18,916	—	—	—	(41)
Cross-Currency Interest Rate Swap							
Japanese Yen for U.S. Dollars	121.60	6,080,000	—	—	—	6,080,000	308
Total foreign exchange forward contracts and interest rate and principal swap							(32,596)

(a) No amounts mature in 2006.

(b) The unrealized gain (loss) represents the effect of the changes in the forward rates compared to the average contract rates at February 1, 2003. Of the $32.6 million pre-tax total unrealized loss, approximately $19.1 million relates to merchandise hedges, of which approximately $11.4 million (net of tax) was included in accumulated other comprehensive losses on our Consolidated Balance Sheets as of February 1, 2003. When these unrealized losses are recognized in future periods we expect them to be offset to a great extent by a corresponding gain on the merchandise transactions being hedged. Approximately $13.8 million of the $32.6 million balance relates to forward contracts used to hedge the remeasurement of intercompany loans and balances. The changes in fair value of these forward contracts are recognized immediately in our Consolidated Statements of Operations and are offset to a great extent by the corresponding remeasurement for underlying loans and intercompany balances.

	Feb. 1, 2003		Feb. 2, 2002	
($ in thousands)	Carrying Amount in U.S. Dollars	Fair Value (a)	Carrying Amount in U.S. Dollars	Fair Value (a)
Notes payable, due 2003	$ 499,979	$ 500,625	$ 499,897	$ 470,000
Notes payable, due 2004	269,162	246,250	215,589	174,596
Notes payable, due 2005	199,670	214,000	199,553	183,000
Notes payable, due 2007	498,099	491,875	497,688	420,000
Notes payable, due 2008	499,037	551,250	498,873	467,500
Notes payable, due 2009	49,826	47,250	49,797	39,000
Total long-term debt, including current maturities	2,015,773	2,051,250	1,961,397	1,754,096
Senior convertible notes payable, due 2009	1,380,000	1,690,969	—	—
Total long-term debt and senior convertible notes, including current maturities	$3,395,773	$3,742,219	$1,961,397	$1,754,096

(a) Based on the rates at which we could borrow funds with similar terms and remaining maturities at the dates presented.

MANAGEMENT'S REPORT ON FINANCIAL INFORMATION

Management is responsible for the integrity and consistency of all financial information presented in the Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and necessarily include certain amounts based on Management's best estimates and judgments.

In fulfilling its responsibility for the reliability of financial information, Management has established and maintains accounting systems and procedures appropriately supported by internal accounting controls. Such controls include the selection and training of qualified personnel, an organizational structure providing for division of responsibility, communication of requirement for compliance with approved accounting control and business practices and a program of internal audit. The extent of our system of internal accounting control recognizes that the cost should not exceed the benefits derived and that the evaluation of those factors requires estimates and judgments by Management. Although no system can ensure that all errors or irregularities have been eliminated, Management believes that the internal accounting controls in use provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, that transactions are executed in accordance with Management's authorization and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. The consolidated financial statements of the Company and subsidiaries have been audited by Deloitte & Touche LLP, independent auditors, whose report appears below.

The Audit and Finance Committee (the "Committee") of the Board of Directors is comprised solely of directors who are not officers or employees of the Company. The Committee is responsible for recommending to the Board of Directors the retention and compensation of the independent auditors. It meets periodically with Management, the independent auditors and the internal auditors to ensure that they are carrying out their responsibilities. The Committee also reviews and monitors the financial, accounting and auditing procedures of the Company in addition to reviewing the Company's financial reports. Deloitte & Touche LLP and the internal auditors have full and free access to the Committee, with and without Management's presence.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of The Gap, Inc.:

We have audited the accompanying consolidated balance sheets of The Gap, Inc. and subsidiaries as of February 1, 2003, and February 2, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended February 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of February 1, 2003, and February 2, 2002, and the results of their operations and their cash flows for each of the three fiscal years in the period ended February 1, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

San Francisco, California
March 7, 2003

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except share and per share amounts)	52 Weeks Ended Feb. 1, 2003	Percentage to Sales	52 Weeks Ended Feb. 2, 2002	Percentage to Sales	53 Weeks Ended Feb. 3, 2001	Percentage to Sales
Net sales	$ 14,454,709	100.0%	$13,847,873	100.0%	$13,673,460	100.0%
Costs and expenses						
Cost of goods sold and occupancy expenses	9,541,558	66.0	9,704,389	70.1	8,599,442	62.9
Operating expenses	3,900,522	27.0	3,805,968	27.5	3,629,257	26.5
Interest expense	248,599	1.7	109,190	0.8	74,891	0.5
Interest income	(36,845)	(0.2)	(13,315)	(0.1)	(12,015)	0.0
Earnings before income taxes	800,875	5.5	241,641	1.7	1,381,885	10.1
Income taxes	323,418	2.2	249,405	1.8	504,388	3.7
Net earnings (loss)	$ 477,457	3.3%	$ (7,764)	(0.1%)	$ 877,497	6.4%
Weighted-average number of shares—basic	875,545,551		860,255,419		849,810,658	
Weighted-average number of shares—diluted	881,477,888		860,255,419		879,137,194	
Earnings (loss) per share—basic	$ 0.55		$ (0.01)		$ 1.03	
Earnings (loss) per share—diluted (a)	0.54		(0.01)		1.00	

See Notes to Consolidated Financial Statements.

(a) Diluted losses per share for the 52 weeks ended February 2, 2002, are computed using the basic weighted-average number of shares outstanding and exclude 13,395,045 dilutive shares, as their effects are antidilutive when applied to losses.

CONSOLIDATED BALANCE SHEETS

(In thousands except share and par value)	Feb. 1, 2003	Feb. 2, 2002
Assets		
Current Assets		
Cash and equivalents	$3,388,514	$ 1,035,749
Merchandise inventory	2,047,879	1,768,613
Other current assets	303,332	331,685
Total current assets	5,739,725	3,136,047
Property and Equipment		
Leasehold improvements	2,241,831	2,127,966
Furniture and equipment	3,438,805	3,327,819
Land and buildings	942,845	917,055
Construction-in-progress	202,839	246,691
	6,826,320	6,619,531
Accumulated depreciation and amortization	(3,049,477)	(2,458,241)
Property and equipment, net	3,776,843	4,161,290
Lease rights and other assets	385,436	385,486
Total assets	$9,902,004	$ 7,682,823
Liabilities and Shareholders' Equity		
Current Liabilities		
Notes payable	$ —	$ 41,889
Current maturities of long-term debt	499,979	—
Accounts payable	1,159,301	1,196,614
Accrued expenses and other current liabilities	1,067,294	874,977
Total current liabilities	2,726,574	2,113,480
Long-Term Liabilities		
Long-term debt	1,515,794	1,961,397
Senior convertible notes (a)	1,380,000	—
Deferred lease credits and other liabilities	621,424	598,365
Total long-term liabilities	3,517,218	2,559,762
Shareholders' Equity		
Common stock $.05 par value		
Authorized 2,300,000,000 shares; issued 968,010,453 and 948,597,949 shares; outstanding 887,322,707 and 865,726,890 shares	48,401	47,430
Additional paid-in capital	638,306	461,408
Retained earnings	5,289,480	4,890,375
Accumulated other comprehensive losses	(16,766)	(61,824)
Deferred compensation	(13,574)	(7,245)
Treasury stock, at cost	(2,287,635)	(2,320,563)
Total shareholders' equity	3,658,212	3,009,581
Total liabilities and shareholders' equity	$9,902,004	$ 7,682,823

See Notes to Consolidated Financial Statements.

(a) See Note B.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	52 Weeks Ended Feb. 1, 2003	52 Weeks Ended Feb. 2, 2002	53 Weeks Ended Feb. 3, 2001
Cash Flows from Operating Activities			
Net earnings (loss)	$ 477,457	$ (7,764)	$ 877,497
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Depreciation and amortization	780,876	810,486	590,365
Tax benefit from exercise of stock options and vesting of restricted stock	44,219	58,444	130,882
Deferred income taxes	6,090	(28,512)	(38,872)
Loss on disposal	117,256	64,250	23,463
Change in operating assets and liabilities:			
Merchandise inventory	(258,222)	121,570	(454,595)
Prepaid expenses and other	32,802	(13,303)	(61,096)
Accounts payable	(46,669)	133,702	249,545
Accrued expenses	135,733	175,500	(56,541)
Deferred lease credits and other long-term liabilities	(51,186)	20,442	54,020
Net cash provided by operating activities	1,238,356	1,334,815	1,314,668
Cash Flows from Investing Activities			
Purchase of property and equipment	(303,284)	(957,054)	(1,882,125)
Proceeds from sale of property and equipment	8,513	—	—
Acquisition of lease rights, net increase (decrease) of other assets	3,416	(10,549)	(16,252)
Net cash used for investing activities	(291,355)	(967,603)	(1,898,377)
Cash Flows from Financing Activities			
Net increase (decrease) in notes payable	(41,942)	(734,927)	621,420
Net issuance of long-term debt	—	1,194,265	250,000
Net issuance of senior convertible notes	1,345,500	—	—
Payments of long-term debt	—	(250,000)	—
Issuance of common stock	153,272	139,105	152,105
Net purchase of treasury stock	—	(785)	(392,558)
Cash dividends paid	(78,352)	(76,373)	(75,488)
Net cash provided by financing activities	1,378,478	271,285	555,479
Effect of exchange rate fluctuations on cash	27,286	(11,542)	(13,328)
Net increase (decrease) in cash and equivalents	2,352,765	626,955	(41,558)
Cash and equivalents at beginning of year	1,035,749	408,794	450,352
Cash and equivalents at end of year	$3,388,514	$1,035,749	$ 408,794

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands except share and per share amounts)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital
Balance at January 29, 2000	1,007,356,790	$ 50,368	$ 669,490
Issuance of common stock pursuant to stock option plans	13,078,981	654	115,167
Net cancellations of common stock pursuant to management incentive restricted stock plans	(185,563)	(10)	(364)
Tax benefit from exercise of stock options by employees and from vesting of restricted stock			130,882
Adjustments for foreign currency translation			
Adjustments for fluctuations in fair market value of financial instruments, net of tax ($6,456)			
Reclassification of amounts to net earnings, net of tax ($1,675)			
Amortization of restricted stock and discounted stock options			45
Purchase of treasury stock			1,873
Reissuance of treasury stock			15,458
Retirement of treasury stock	(81,027,337)	(4,051)	(637,584)
Net earnings			
Cash dividends ($.09 per share)			
Balance at February 3, 2001	939,222,871	$ 46,961	$ 294,967
Issuance of common stock pursuant to stock option plans	9,346,228	468	107,130
Net issuance of common stock pursuant to management incentive restricted stock plans	28,850	1	683
Tax benefit from exercise of stock options by employees and from vesting of restricted stock			58,444
Adjustments for foreign currency translation			
Adjustments for fluctuations in fair market value of financial instruments, net of tax of ($6,835)			
Reclassification of amounts to net earnings, net of tax $9,174			
Amortization of restricted stock and discounted stock options			
Purchase of treasury stock			
Reissuance of treasury stock			184
Net earnings (loss)			
Cash dividends ($.09 per share)			
Balance at February 2, 2002	948,597,949	$ 47,430	$ 461,408
Issuance of common stock pursuant to stock option plans	19,488,004	975	142,180
Net cancellations of common stock pursuant to management incentive restricted stock plans	(75,500)	(4)	(1,957)
Tax benefit from exercise of stock options by employees and from vesting of restricted stock			44,219
Adjustments for foreign currency translation			
Adjustments for fluctuations in fair market value of financial instruments, net of tax $9,683			
Reclassification of amounts to net earnings, net of tax $2,408			
Amortization of restricted stock and discounted stock options			
Reissuance of treasury stock			(7,544)
Net earnings			
Cash dividends ($.09 per share)			
Balance at February 1, 2003	968,010,453	$ 48,401	$ 638,306

See Notes to Consolidated Financial Statements.

			Treasury Stock			
Retained Earnings	Accumulated Other Comprehensive Earnings (Loss)	Deferred Compensation	Shares	Amount	Total	Comprehensive Earnings (Loss)
$4,172,796	$ (6,759)	$ (23,150)	(156,857,849)	$ (2,629,700)	$2,233,045	$1,132,824
		(4,249)			111,572	
		(919)			(1,293)	
					130,882	
	(24,286)				(24,286)	(24,286)
	8,009				8,009	8,009
	2,863				2,863	
		16,156			16,201	
			(11,020,038)	(392,558)	(390,685)	
			1,624,663	24,496	39,954	
			81,027,337	641,635	—	
877,497					877,497	877,497
(75,520)					(75,520)	
$4,974,773	$ (20,173)	$ (12,162)	(85,225,887)	$ (2,356,127)	$ 2,928,239	$ 861,220
		(5,006)			102,592	
		(704)			(20)	
					58,444	
	(33,534)				(33,534)	(33,534)
	7,843				7,843	7,843
	(15,960)				(15,960)	
		10,627			10,627	
			(34,500)	(785)	(785)	
			2,389,328	36,349	36,533	
(7,764)					(7,764)	(7,764)
(76,634)					(76,634)	
$4,890,375	$ (61,824)	$ (7,245)	(82,871,059)	$ (2,320,563)	$ 3,009,581	$ (33,455)
		(14,049)			129,106	
		743			(1,218)	
					44,219	
	60,150				60,150	60,150
	(12,585)				(12,585)	(12,585)
	(2,507)				(2,507)	
		6,977			6,977	
			2,183,313	32,928	25,384	
477,457					477,457	477,457
(78,352)					(78,352)	
$5,289,480	$ (16,766)	$ (13,574)	(80,687,746)	$ (2,287,635)	$ 3,658,212	$ 525,022

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the 52 Weeks Ended February 1, 2003 (Fiscal 2002), 52 Weeks Ended February 2, 2002 (Fiscal 2001), and 53 Weeks Ended February 3, 2001 (Fiscal 2000).

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gap Inc. (the "Company," "we," "our") is a global specialty retailer selling casual apparel, accessories and personal care products for men, women and children under a variety of brand names including Gap, Banana Republic and Old Navy. Our principal markets consist of the United States, Canada, Europe and Japan, with the United States being the most significant. We sell our products through both traditional retail stores and online stores.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions have been eliminated.

Translation adjustments result from translating foreign subsidiaries' financial statements into U.S. dollars. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the year. Resulting translation adjustments are included in accumulated other comprehensive earnings (loss) in shareholders' equity.

Fiscal Year

Our fiscal year is a 52- or 53-week period ending on the Saturday closest to January 31. Fiscal years 2002, 2001 and 2000 consisted of 52, 52 and 53 weeks, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents

Cash and equivalents represent cash and short-term, highly liquid investments with original maturities of three months or less. Outstanding checks classified in Accounts Payable on the balance sheet totaled $89 and $120 million as of the end of fiscal 2002 and 2001, respectively.

Merchandise Inventory

Inventory is valued using the cost method which values inventory at the lower of the actual cost or market, at the individual item level. Cost is determined using the FIFO (first-in, first-out) method. Market is determined based on the estimated net realizable value, which generally is the merchandise selling price. We review our inventory levels in order to identify slow-moving merchandise and broken assortments (items no longer in stock in a sufficient range of sizes) and use markdowns to clear merchandise. Inventory value is reduced immediately when the selling price is marked down below cost. We estimate and accrue shortage for the period between the last physical count and the balance sheet date. Our shortage estimate can be affected by changes in merchandise mix and changes in actual shortage trends.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives are as follows:

Category	Term
Leasehold improvements for offices and stores	Life of the lease, not to exceed 12 years
Furniture and equipment	Up to 10 years
Buildings	39 years

Interest costs related to assets under construction are capitalized during the construction period. Interest of $11 million, $25 million and $41 million was capitalized in fiscal 2002, 2001 and 2000, respectively.

Lease Rights

Lease rights are recorded at cost and are amortized over the estimated useful lives of the respective leases, not to exceed 20 years. The gross carrying value and accumulated amortization of lease rights was $169 million and $59 million, respectively, as of February 1, 2003, and $150 million and $50 million, respectively, as of February 2, 2002.

Long-lived Assets, Impairment and Excess Facilities

We have a significant investment in property and equipment. Depreciation and amortization are computed using estimated useful lives of up to 39 years. Any reduction in these estimated useful lives would result in higher annual depreciation expense for the related assets.

We review long-lived assets for impairment whenever events, such as decisions to close a store or changes in circumstances, indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived assets are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the asset's fair value, which is indicated by the discounted future cash flows of the asset using a weighted-average cost of capital rate, for a store or distribution center asset. We recorded a charge for the impairment of store assets of $39.9 million, $13.9 million and $23.5 million during fiscal 2002, 2001 and 2000, respectively. Decisions to close a store or facility space can also result in accelerated depreciation over the revised useful life. Most store closures occur upon the lease expiration.

For locations to be closed which are under long-term leases, we record a charge for lease buyout expense or the difference between our rent and the rate at which we expect to be able to sublease the properties, net of related costs, when a location is no longer in use. This charge is discounted using a credit adjusted risk-free rate. Our estimate of future cash flows is based on our experience, knowledge and typically third-party advice or market data. However, these estimates can be affected by factors such as future store profitability, real estate demand and economic conditions that can be difficult to predict. We recorded a charge for excess facilities of $77.4 million and $47.3 million during fiscal 2002 and 2001, respectively. We did not have a charge for excess facilities during fiscal 2000.

Advertising

Costs associated with the production of advertising, such as writing copy, printing and other costs, are expensed as incurred. Costs associated with communicating advertising that has been produced, such as television and magazine, are expensed when the advertising event takes place. Direct response costs of catalogs were capitalized and amortized over the expected lives of the related catalogs, not to exceed six months. Advertising costs were $496 million, $423 million and $487 million in fiscal 2002, 2001 and 2000, respectively.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-based Awards

We account for stock-based awards to employees and directors using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Under the intrinsic value method, when the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in our Consolidated Statements of Operations. Restricted stock and discounted stock option awards, which are granted at less than fair market value, result in the recognition of deferred compensation. Deferred compensation is shown as a reduction of shareholders' equity and is amortized to operating expenses over the vesting period of the stock award. We amortize deferred compensation for each vesting layer of a stock award using the straight-line method.

Based on additional disclosure requirements under Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation—Transition and Disclosure of Amendment of FASB Statement No. 123," and Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," the following table illustrates the effect on net earnings (loss) and earnings (loss) per share if we had applied the fair-value recognition provisions of SFAS 123.

	52 Weeks Ended Feb. 1, 2003	52 Weeks Ended Feb. 2, 2002	53 Weeks Ended Feb. 3, 2001
Net earnings (loss) ($ in thousands)			
As reported	$477,457	$ (7,764)	$877,497
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	3,826	5,157	9,842
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(42,445)	(86,462)	(127,742)
Pro forma	$438,838	$(89,069)	$759,597
Earnings (loss) per share			
As reported—basic	$ 0.55	$ (0.01)	$ 1.03
Pro forma—basic	0.50	(0.10)	0.89
As reported—diluted	0.54	(0.01)	1.00
Pro forma—diluted	0.50	(0.10)	0.86

Segments

Our brands have been aggregated into one reportable segment given the similarities of economic characteristics between the operations represented by our three brands. Revenues of international retail operations were $1.9 billion, $1.8 billion and $1.7 billion, and represented 13.3 percent, 13.1 percent and 12.2 percent of our revenues for fiscal 2002, 2001 and 2000, respectively. Long-term assets of international operations, including retail and sourcing, were $633 million and $618 million, and represented 15.3 percent and 13.6 percent of our long-term assets as of the end of fiscal 2002 and 2001, respectively. No single country accounted for 10 percent or more of our consolidated revenues or long-term assets during fiscal 2002 or 2001.

Derivatives

We record the fair value of derivatives on the balance sheet. See Note E for further discussion.

Revenue Recognition

We recognize revenue for store sales at the point at which the customer pays at the register. For online sales, revenue is recognized at the time goods are shipped. Goods are typically received by customers within a few days of being shipped. Allowances for estimated returns are recorded for store sales as well as online and catalog sales.

Insurance / Self-Insurance

We use a combination of insurance and self-insurance for a number of risks including workers' compensation, general liability, automobile liability and employee-related health care benefits, a portion of which is paid by our employees. Liabilities associated with these risks are estimated in part by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions.

Reclassifications

Certain amounts from the prior periods have been reclassified to conform to the current period presentation. These reclassifications had no effect on net income as previously reported.

Accounting Pronouncements

Effective February 3, 2002, we adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 requires that indefinite life goodwill and other intangible assets be tested for impairment and those intangible assets, which have finite useful lives, be amortized over that period. Intangible assets subject to amortization consist of temporary lease rights, which are amortized over the useful lives of the respective leases, not to exceed 20 years. The adoption of SFAS 142 did not have a significant impact on our financial statements. The gross carrying value and accumulated amortization of finite lived intangible assets was $169 million and $59 million, respectively, as of February 1, 2003, and $150 million and $50 million, respectively, as of February 2, 2002. Aggregate amortization of finite lived intangible assets was $9.2 million and $9.5 million for fiscal 2002 and 2001, respectively. We expect amortization expense to be $8.5 million in 2003, $8.3 million in 2004, $7.9 million in 2005, $7.4 million in 2006 and $7.0 million in 2007.

During fiscal 2002, we adopted Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions relating to the disposal of a segment of a business of Accounting Principles Board Opinion No. 30. The adoption of SFAS 144 did not have a significant impact on our financial statements.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities," which addresses accounting for restructuring and similar costs. SFAS 146 supercedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3 ("Issue 94-3"), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." We adopted the provisions as required by SFAS 146 for restructuring activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a significant impact on our financial statements. SFAS 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of our commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS 146 may affect the timing of recognizing exit and restructuring costs, if any, as well as the amounts recognized.

During November 2002, the Financial Accounting Standards Board issued Financial Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. As of February 1, 2003, we did not have any material guarantees that were issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to our guarantees issued before December 31, 2002. We did not have any significant guarantees issued before December 31, 2002, which are subject to the disclosure requirements of FIN 45.

During December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation—Transition and Disclosure an Amendment of FASB Statement No. 123." SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The alternative methods of transition of SFAS 148 are effective for fiscal years ending after December 15, 2002. The disclosure provision of SFAS 148 is effective for interim periods beginning after December 15, 2002. We follow APB 25 in accounting for our employee stock options. The adoption of SFAS 148 did not have a significant impact on our operating results or financial position.

During January 2003, the Financial Accounting Standards Board issued Financial Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 requires that its provisions are effective immediately for all arrangements entered into after January 31, 2003. We do not have any variable interest entities created after January 31, 2003. For any arrangements entered into prior to January 31, 2003, the FIN 46 provisions are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. We do not expect the adoption of FIN 46 to have a significant impact on our operating results or financial position.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. SFAS 143 addresses the financial accounting and reporting for obligations and retirement costs related to the retirement of tangible long-lived assets. We do not expect the adoption of SFAS 143 to have a significant impact on our financial statements.

NOTE B: DEBT, SENIOR CONVERTIBLE NOTES AND OTHER CREDIT ARRANGEMENTS

In March 2002, we issued $1.38 billion aggregate principal amount of 5.75 percent senior convertible notes due March 15, 2009, and received net proceeds of $1.35 billion in cash net of underwriting and other fees. Interest is payable semi-annually on March 15 and September 15 of each year. The first payment was made on September 15, 2002. These debt securities are recorded in the balance sheet at their issuance amounts net of unamortized discount. We have an option to call the notes on or after March 20, 2005. The notes are convertible, unless previously redeemed or repurchased, at the option of the holder at any time prior to maturity, into shares of our common stock at a conversion price of $16.12 per share, subject to adjustment in certain events, for a total of 85,607,940 shares. If converted, these additional shares would reduce our future earnings per share. Prior to conversion, the convertible notes are potentially dilutive at certain earnings levels. The effects of these dilutive securities are computed using the if-converted method. The net proceeds were used for general corporate purposes.

In March 2002, we entered into a $1.4 billion secured two-year credit facility (the "Facility"). The Facility is used for general corporate purposes, primarily as back up for our trade letters of credit issuance. The Facility contains financial and other covenants, including, but not limited to, limitations on capital expenditures, liens and cash dividends, and maintenance of certain financial ratios, including a fixed-charge coverage ratio and an asset coverage ratio. Violation of these covenants could result in a default under the Facility, which would permit the participating banks to restrict our ability to further access the Facility for letters of credit or advances and to require the immediate repayment of any outstanding advances under the Facility. In addition, such a default could, under certain circumstances, permit the holders of our outstanding unsecured debt to accelerate the payment of such obligations. We were in compliance with these covenants as of February 1, 2003.

As of February 1, 2003, we had $840 million in trade letters of credit issued under the Facility.

Gross interest payments were approximately $209 million, $117 million and $104 million in fiscal 2002, 2001 and 2000, respectively.

A summary of our long-term debt and senior convertible notes is as follows:

($ in thousands)	Feb. 1, 2003 Carrying Amount in U.S. Dollars	Feb. 1, 2003 Fair Value (a)	Feb. 2, 2002 Carrying Amount in U.S. Dollars	Feb. 2, 2002 Fair Value (a)
$500 million notes payable, 5.625%, interest due semi-annually, due May 2003	$ 499,979	$ 500,625	$ 499,897	$ 470,000
250 million Euro notes payable, 5.00%, interest due annually, due September 2004	269,162	246,250	215,589	174,596
$200 million notes payable, 8.15% (9.90%), interest due semi-annually, due December 2005 (b)	199,670	214,000	199,553	183,000
$500 million notes payable, 6.90%, interest due semi-annually, due September 2007	498,099	491,875	497,688	420,000
$500 million notes payable, 8.80% (10.55%), interest due semi-annually, due December 2008 (b)	499,037	551,250	498,873	467,500
$50 million notes payable, 6.25%, interest due semi-annually, due March 2009	49,826	47,250	49,797	39,000
Total long-term debt, including current maturities	2,015,773	2,051,250	1,961,397	1,754,096
$1.38 billion senior convertible notes payable, 5.75%, interest due semi-annually, due May 2009	1,380,000	1,690,969	—	—
Total long-term debt and senior convertible notes, including current maturities	$3,395,773	$3,742,219	$1,961,397	$1,754,096

(a) Based on the rates at which we could borrow funds with similar terms and remaining maturities at the dates presented.

(b) The interest rate payable on these notes is subject to increase by 0.25 percent for each rating downgrade by the rating agencies. The rate in parentheses reflects the increase effective as of June 15, 2002.

NOTE C: INCOME TAXES

Income taxes consisted of the following:

($ in thousands)	52 Weeks Ended Feb. 1, 2003	52 Weeks Ended Feb. 2, 2002	53 Weeks Ended Feb. 3, 2001
Current			
Federal	$251,944	$110,206	$442,264
State	22,687	56,454	47,814
Foreign	62,976	108,922	53,182
Total current	337,607	275,582	543,260
Deferred			
Federal	(23,251)	(18,917)	(30,005)
State	14,156	1,650	(8,082)
Foreign	(5,094)	(8,910)	(785)
Total deferred	(14,189)	(26,177)	(38,872)
Total provision	$323,418	$249,405	$504,388

The foreign component of pretax earnings before eliminations and corporate allocations in fiscal 2002, 2001 and 2000 was approximately $318 million, $282 million and $334 million, respectively. No provision was made for U.S. income taxes on the undistributed earnings of the foreign subsidiaries, as we intend to utilize those earnings in the foreign operations for an indefinite period of time or repatriate such earnings only when tax effective to do so. Accumulated undistributed earnings of foreign subsidiaries were approximately $676 million at February 1, 2003.

The difference between the effective income tax rate and the U.S. federal income tax rate is summarized as follows:

	52 Weeks Ended Feb. 1, 2003	52 Weeks Ended Feb. 2, 2002	53 Weeks Ended Feb. 3, 2001
Federal tax rate	35.0%	35.0%	35.0%
State income taxes, less federal benefit	3.1	3.5	1.8
Foreign	2.3	9.4	(1.0)
Other	0.0	1.1	0.7
Tax rate before charge	40.4%	49.0%	36.5%
Tax charge (a)	—	54.2	—
Effective tax rate	40.4%	103.2%	36.5%

(a) The tax charge of $131 million in fiscal 2001 primarily reflected changes in estimates of probable settlements of foreign and domestic tax audits.

Deferred tax assets (liabilities) consisted of the following:

($ in thousands)	Feb. 1, 2003	Feb. 2, 2002
Compensation and benefits accruals	$ 32,545	$ 57,892
Scheduled rent	63,702	61,432
Inventory capitalization and other adjustments	47,824	61,774
Nondeductible accruals	58,882	23,121
Other	17,198	43,767
State NOL	50,033	15,418
Gross deferred tax assets	270,184	263,404
State NOL valuation allowance	(34,539)	(15,418)
Depreciation	(16,568)	(14,816)
Fair value of financial instruments included in accumulated other comprehensive earnings (loss)	6,298	(5,793)
Other	(13,333)	(9,246)
Gross deferred tax liabilities	(23,603)	(29,855)
Net deferred tax assets	$212,042	$218,131

Net deferred tax assets at February 1, 2003, and February 2, 2002, are included in other current assets (approximately $67 million and $78 million, respectively), and lease rights and other assets (approximately $145 million and $140 million, respectively) in the Consolidated Balance Sheets.

At February 1, 2003, we had $50.0 million of state net operating loss carryovers that may be utilized to reduce the tax liabilities of future years. A portion of the state net operating loss carryover was reduced by a valuation allowance of $34.5 million for the losses of various members of the affiliated group in states that require separate company filings. The losses begin to expire in fiscal 2004.

Cash tax payments were approximately $156 million, $136 million and $427 million in fiscal 2002, 2001 and 2000, respectively.

NOTE D: LEASES

We lease most of our store premises and some of our headquarters facilities and distribution centers. These operating leases expire at various dates through 2033.

The aggregate minimum non-cancelable annual lease payments under leases in effect on February 1, 2003, are as follows:

Fiscal Year	($ in thousands)
2003	$ 899,930
2004	846,009
2005	738,174
2006	597,560
2007	477,748
Thereafter	1,965,233
Total minimum lease commitment	$5,524,654

Many leases also provide for payment of operating expenses such as common area charges, real estate taxes and additional rent based on a percentage of sales.

Many leases we enter into include options that may extend the lease term beyond the initial commitment periods, subject to terms agreed to at lease inception. Some leases also include early termination options which can be exercised under specific conditions.

For leases that contain predetermined fixed escalations of the minimum rentals, we recognize the related rental expense on a straight-line basis and record the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits. At February 1, 2003, and February 2, 2002, this liability amounted to approximately $197 million and $178 million, respectively.

Cash or rent abatements received upon entering into certain store leases are recognized on a straight-line basis as a reduction to rent expense over the lease term. The unamortized portion is included in deferred lease credits and other liabilities. At February 1, 2003, and February 2, 2002, the long-term deferred credit was approximately $299 million and $303 million, respectively.

Rental expense for all operating leases was as follows:

($ in thousands)	52 Weeks Ended Feb. 1, 2003	52 Weeks Ended Feb. 2, 2002	53 Weeks Ended Feb. 3, 2001
Minimum rentals	$854,541	$788,123	$705,760
Contingent rentals	123,116	135,184	135,406
Total	$977,657	$923,307	$841,166

NOTE E: FINANCIAL INSTRUMENTS

Derivative Financial Instruments

We operate in foreign countries, which exposes us to market risk associated with foreign currency exchange rate fluctuations. Our risk management policy is to hedge substantially all merchandise purchases for foreign operations using foreign exchange forward contracts. Forward contracts used to hedge forecasted merchandise purchases are designated as cash-flow hedges. Forward contracts used to hedge merchandise purchases based on firm commitments are designated as fair-value hedges. At February 1, 2003, we had forward contracts designated as cash flow hedges of forecasted merchandise purchases with a fair-value loss of $19 million. These forward contracts mature at various dates through January 2004 to buy and sell the equivalent of approximately $598 million in foreign currencies (Buy contracts: approximately 29 million Euro; Sell contracts: approximately 148 million British pounds, 353 million Canadian dollars and 14.3 billion Japanese yen) at the contracted rates. At February 1, 2003, there were no outstanding forward contracts designated as fair-value hedges.

Changes in the fair value of forward contracts designated as fair-value hedges, along with the offsetting changes in fair value of the related firm commitments to purchase foreign merchandise, are recorded in cost of goods sold and occupancy expenses in the current period. Changes in the fair value of forward contracts designated as cash-flow hedges are recorded as a component of comprehensive earnings, and are recognized in cost of goods sold and occupancy expenses in the period in which the hedged merchandise inventory is sold. Approximately $11 million, net of tax, unrealized loss included in accumulated other comprehensive earnings (losses) at February 1, 2003, will be recognized in costs of goods sold and occupancy expenses over the next 12 months. The majority of the critical terms of the forward contracts, and the respective firm commitments and forecasted foreign purchase transactions, are essentially the same. As a result, there were no amounts reflected in fiscal 2002 earnings resulting from hedge ineffectiveness.

We also use forward contracts to hedge our market risk exposure associated with foreign currency exchange rate fluctuations for certain loans and intercompany balances which are denominated in currencies other than the functional currency of the entity holding or issuing the loan and intercompany balance. At February 1, 2003, the fair value of these forward contracts was approximately $7 million in assets and $20 million in liabilities. Gains and losses on these currency forward contracts, as well as on the underlying loans and intercompany balances, are recognized in operating expenses in the same period and offset to a great extent. We do not enter into derivative financial instruments for trading purposes.

In addition, we use cross-currency interest rate swaps to swap the interest and principal payable of $50 million debt securities of our Japanese subsidiary, Gap (Japan) KK, from a fixed interest rate of 6.25 percent, payable in U.S. dollars, to Japanese yen with a fixed interest rate of 2.43 percent. At February 1, 2003, the fair market value of the swaps was $0.3 million.

NOTE F: EMPLOYEE BENEFIT AND INCENTIVE STOCK COMPENSATION PLANS

Retirement Plans

We have a qualified defined contribution retirement plan, called GapShare, which is available to employees who meet certain age and service requirements. This plan permits employees to make contributions up to the maximum limits allowable under the Internal Revenue Code. Under the plan, we match in cash all or a portion of employees' contributions under a predetermined formula. Our contributions vest immediately. Our contributions to the retirement plan in fiscal 2002, 2001 and 2000 were approximately $26 million, $23 million and $18 million, respectively.

A nonqualified Executive Deferred Compensation Plan, established on January 1, 1999, allows eligible employees to defer compensation up to a maximum amount. We do not match any employees' contributions under the current plan.

A Deferred Compensation Plan was established on August 26, 1997, for nonemployee members of the Board of Directors. Under this plan, Board members may elect to defer receipt of eligible compensation on a pre-tax basis for serving as our nonemployee directors. In exchange for compensation deferred, Board members are granted options to purchase shares of our common stock at an exercise price which is discounted to reflect an amount up to the foregone retainer. All options are fully exercisable upon the date granted and expire seven years after grant or three years after retirement from the Board, if earlier. We may issue up to 675,000 shares under the plan. Outstanding options at February 1, 2003, February 2, 2002, and February 3, 2001, were 143,467, 101,282 and 94,842, respectively.

Incentive Stock Compensation Plans

The 1996 Stock Option and Award Plan (the "1996 Plan") was established on March 26, 1996. The Board authorized 93,341,342 shares for issuance under the 1996 Plan, which includes shares available under the Management Incentive Restricted Stock Plan ("MIRSP") and an earlier stock option plan established in 1981, both of which were superseded by the 1996 Plan. On January 28, 2003, subject to shareholder approval at the Annual Meeting of Shareholders, the Board authorized an additional 30,000,000 shares, increasing the number of shares available for issuance under the 1996 Plan to 123,341,342. The 1996 Plan empowers the Compensation and Management Development Committee of the Board of Directors (the "Committee") to award compensation primarily in the form of nonqualified stock options or restricted stock to key employees. The 1999 Stock Option Plan (the "1999 Plan") was established on March 29, 1999. The Board authorized 52,500,000 shares for issuance under the 1999 Plan. On December 13, 2002, the Board approved the merger of the 1999 Plan into the 2002 Stock Option Plan (the "2002 Plan"), formerly known as Stock Up On Success, and authorized an additional 20,000,000 shares, increasing the number of shares available for issuance under the combined 1999 and 2002 Plans to 78,500,000 (includes 6,000,000 shares previously authorized for issuance under the 2002 Plan). The 2002 Plan empowers the Committee to award nonqualified stock options to non-officer employees. Stock options generally expire 10 years from the grant date, three months after termination, or one year after the date of retirement or death, if earlier. Stock options generally vest over a four-year period, with shares becoming exercisable in equal annual installments of 25 percent. Nonqualified stock options are generally issued at fair market value but may be issued at prices less or greater than the fair market value at the date of grant as determined by the Committee. Total compensation cost for those stock options issued at less than fair market value and for the restricted shares issued was approximately $4 million, $5 million and $10 million in fiscal 2002, 2001 and 2000, respectively.

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan (the "ESPP") under which eligible U.S. employees may purchase our common stock at 85 percent of the lower of the closing price on the New York Stock Exchange on the first or last day of the six-month purchase period. Employees pay for their stock purchases through payroll deductions at a rate equal to any whole percentage from 1 percent to 15 percent. There were 2,159,217, 2,350,049 and 1,624,663 shares issued under the plan during fiscal 2002, 2001 and 2000, respectively. All shares were acquired from treasury stock. In 2002, the Board of Directors amended and the shareholders approved the ESPP to reserve an additional 11,000,000 shares of common stock for issuance under the plan. At February 1, 2003, there were 11,650,877 shares reserved for future subscriptions.

During fiscal 2000, we established an Employee Stock Purchase Plan for employees in the United Kingdom. Under the plan, all eligible employees may purchase our common stock at the lower of the closing price on the New York Stock Exchange on the first or last day of the six-month purchase period. We provide a match of one share for every seven shares purchased. Employees pay for their stock purchases through payroll deductions from £10 to £125 per month, not to exceed the lesser of either £750 per each six-month purchase period or 10 percent of gross annual base salary per tax year. At February 1, 2003, £1 was equivalent to $1.64. During fiscal 2002, 29,740 shares were issued under the plan. All shares were acquired from reissued treasury stock. At February 1, 2003, there were 945,225 shares reserved for future subscriptions.

NOTE G: SHAREHOLDERS' EQUITY AND STOCK OPTIONS

Common and Preferred Stock

We are authorized to issue 60,000,000 shares of Class B common stock, which is convertible into shares of common stock on a share-for-share basis. Transfer of the shares is restricted. In addition, the holders of the Class B common stock have six votes per share on most matters and are entitled to a lower cash dividend. No Class B shares have been issued.

The Board of Directors is authorized to issue 30,000,000 shares of one or more series of preferred stock and to establish at the time of issuance the issue price, dividend rate, redemption price, liquidation value, conversion features and such other terms and conditions of each series (including voting rights) as the Board of Directors deems appropriate, without further action on the part of the shareholders. No preferred shares have been issued.

Stock Options

Under our stock option plans, nonqualified options to purchase common stock are granted to officers, directors and eligible employees at exercise prices equal to the fair market value of the stock at the date of grant, or at other prices as determined by the Compensation and Management Development Committee of the Board of Directors.

The following table summarizes stock option activity for all employee benefit plans:

	Shares	Weighted-Average Exercise Price
Balance at January 29, 2000	92,513,626	$ 15.61
Granted	28,593,295	33.66
Exercised	(13,090,888)	8.82
Canceled	(10,939,938)	20.44
Balance at February 3, 2001	97,076,095	$ 21.29
Granted	30,450,716	15.85
Exercised	(9,367,810)	11.27
Canceled	(9,027,433)	29.12
Balance at February 2, 2002	109,131,568	$ 19.95
Granted	14,170,528	12.50
Exercised	(19,475,687)	6.73
Canceled	(23,334,240)	25.89
Balance at February 1, 2003	80,492,169	$ 20.12

Outstanding options at February 1, 2003, have expiration dates ranging from March 2003 to January 2013.

At February 1, 2003, we reserved 154,668,062 shares of our common stock, including 1,111,485 treasury shares, for the exercise of stock options. There were 73,667,304, 44,245,584 and 35,810,440 shares available for granting of options at February 1, 2003, February 2, 2002, and February 3, 2001, respectively. Options for 39,249,141, 44,670,144 and 27,675,466 shares were exercisable as of February 1, 2003, February 2, 2002, and February 3, 2001, respectively, and had a weighted-average exercise price of $21.55, $14.21 and $9.59 for those respective periods.

The following table summarizes information about stock options outstanding and exercisable at February 1, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding at Feb. 1, 2003**	**Weighted-Average Remaining Contractual Life (in years)**	**Weighted-Average Exercise Price**	**Number Exercisable at Feb. 1, 2003**	**Weighted-Average Exercise Price**
$ 2.85 to $ 14.23	20,164,717	6.49	$ 9.68	10,538,234	$ 8.88
14.27 to 14.79	21,196,954	8.75	14.30	5,406,601	14.28
14.83 to 23.86	22,104,574	7.05	20.76	13,241,620	21.01
23.89 to 50.29	17,025,924	6.79	38.91	10,062,686	39.43
$ 2.85 to $ 50.29	80,492,169	7.31	$ 20.12	39,249,141	$ 21.55

We account for stock-based awards to employees and directors using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in our Consolidated Statements of Operations.

We are required under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," to disclose pro forma information regarding option grants made to our employees based on specified valuation techniques that produce estimated compensation charges.

Pro forma information under SFAS 123 is as follows:

	52 Weeks Ended Feb. 1, 2003	52 Weeks Ended Feb. 2, 2002	53 Weeks Ended Feb. 3, 2001
Net earnings (loss) ($ in thousands)			
As reported	$477,457	$ (7,764)	$877,497
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	3,826	5,157	9,842
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(42,445)	(86,462)	(127,742)
Pro forma	$438,838	$(89,069)	$759,597
Earnings (loss) per share			
As reported — basic	$ 0.55	$ (0.01)	$ 1.03
Pro forma — basic	0.50	(0.10)	0.89
As reported — diluted	0.54	(0.01)	1.00
Pro forma — diluted	0.50	(0.10)	0.86

The value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Feb. 1, 2003	Feb. 2, 2002	Feb. 3, 2001
Expected dividend	0.61%	0.63%	0.30%
Risk-free interest rate	1.1 to 4.2%	1.3 to 5.3%	4.1 to 5.2%
Expected volatility	43 to 56%	43 to 47%	39 to 43%
Expected life (in years)	0.83 to 8.9	1.75 to 6.2	3.3 to 8.4

Under the Black-Scholes option pricing model, the weighted-average fair value of the stock options granted during fiscal 2002, 2001 and 2000 was $5.41, $5.74 and $11.42, respectively.

NOTE H: EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed using the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share includes the additional dilutive effect of our potentially dilutive securities, which includes certain stock options and unvested shares of restricted stock, calculated using the treasury stock method, and convertible notes which are potentially dilutive at certain earnings levels and calculated using the if-converted method. The following summarizes the incremental shares from these potentially dilutive securities:

	52 Weeks Ended Feb. 1, 2003	52 Weeks Ended Feb. 2, 2002	53 Weeks Ended Feb. 3, 2001
Earnings (loss)—basic	$ 477,457	$ (7,764)	$ 877,497
Earnings (loss)—diluted	477,457	(7,764)	877,497
Weighted-average number of shares —basic	875,545,551	860,255,419	849,810,658
Incremental shares from: Stock options	5,932,337	—	28,811,344
Restricted stock	—	—	515,192
Weighted-average number of shares—diluted	881,477,888	860,255,419	879,137,194
Earnings (loss) per share—basic	$ 0.55	$ (0.01)	$ 1.03
Earnings (loss) per share—diluted	0.54	(0.01)	1.00

Excluded from the above computations of weighted-average shares for diluted earnings (loss) per share were options to purchase 73,472,472, 43,282,284 and 20,106,485 shares of common stock and 88,080, 123,303 and 47,659 shares of unvested restricted stock for fiscal 2002, 2001 and 2000, respectively. The calculation above also excludes senior convertible notes which are convertible to 79,728,274 shares of common stock during the 52 weeks ended February 1, 2003, because their inclusion would have an anti-dilutive effect on earnings per share. In addition, diluted loss per share in fiscal 2001 is computed using the basic weighted-average number of shares outstanding and excludes 13,395,045 dilutive shares as their effect is anti-dilutive when applied to losses. Additionally, a put option to repurchase 400,000 shares in fiscal 2000 was excluded from the above computations, as their inclusion would have resulted in an anti-dilutive effect on earnings (loss) per share.

NOTE I: RELATED PARTY TRANSACTIONS

We have a construction industry standard, non-exclusive agreement with Fisher Development, Inc. ("FDI"), a company which is wholly owned by the brother of Donald G. Fisher (our Chairman) and the brother's immediate family. The standard agreement, used for all of our qualified general contractors, sets forth the terms under which FDI may act as one of our general contractors in connection with our construction activities. Prior to 2002, we used FDI as our primary, non-exclusive general contractor under a cost-plus arrangement. During periods of rapid growth, we benefited from using FDI as our primary, non-exclusive contractor because of FDI's national and international capabilities, overall quality of work, flexibility to changes and ability to consistently meet aggressive timetables. FDI also provided construction project management capabilities that we lacked internally. In 2001, based on evolving business needs and a changing economic environment, we began developing the in-house, project management expertise necessary to qualify and manage numerous general contractors and solicit bids from multiple general contractors. This competitive bidding process, which was fully implemented in July 2002, enhances our ability to cost-effectively manage our construction needs on an ongoing basis. Since fully implementing the competitive bidding process in July 2002, FDI chose to competitively bid on 7 of 20 projects through March 1, 2003. FDI was awarded 3 of the 7 projects on which they competitively bid, representing 15 percent of total project bid dollars. We now have more than 40 general contractors, including FDI, qualified to competitively bid. In fiscal 2002, we managed 155 construction projects using 27 general contractors. In fiscal 2002, FDI acted as the general contractor for leasehold improvements for 87 new store concepts, compared with 282 and 675, respectively, in fiscal years 2001 and 2000. FDI also supervised construction of 19 store concept expansions, remodels (other than minor remodels) and relocations, as well as headquarters facilities, in fiscal 2002, compared with 171 and 262, respectively, in fiscal years 2001 and 2000. The total amount paid under the agreement for fiscal 2002 was approximately $81 million, including profit and overhead costs of approximately $9 million. This compares with approximately $416 million, including profit and overhead costs of approximately $42 million, in fiscal 2001, and approximately $741 million, including profit and overhead costs of approximately $59 million, in fiscal 2000. On February 1, 2003, and February 2, 2002, amounts due to FDI were approximately $1.3 million and approximately $15 million, respectively. The Audit and Finance Committee of the Board of Directors reviews this relationship annually.

In October 2001, the Audit and Finance Committee of the Board of Directors reviewed and approved the terms of the agreements to lease to Donald G. Fisher and Doris F. Fisher, directors, and respectively, Chairman and merchandiser, a total of approximately 26,000 square feet of space in our One Harrison and Two Folsom corporate San Francisco locations to display a portion of their personal art collections. The agreements provide for base rent ranging from $30.00 to $42.35 per square foot per year over a 15-year term. We believe that these rental rates were at least competitive when the agreement was entered into and are currently above market rates in San Francisco's commercial real estate market. The agreements also provide us significant benefits, including the use of the space on a regular basis for corporate functions. In addition, Mr. and Mrs. Fisher allow employees to visit the galleries at no charge.

NOTE J: EXCESS FACILITIES, SEVERANCE AND SUBLEASE LOSS CHARGES

During 2001, as a result of the evaluation of our global distribution center network, we announced plans to close four distribution facilities in Ventura, California; Erlanger, Kentucky; Basildon, England; and Roosendaal, Holland. The closure of the Ventura and Basildon facilities were completed by the first quarter of fiscal 2002, the Roosendaal facility was closed during the second quarter of fiscal 2002 and the Erlanger facility was closed during the third quarter of fiscal 2002.

The land and building of the distribution center in Roosendaal, Holland, is classified as held for sale in accordance with Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." In fiscal 2002, we recorded an impairment charge of $1.0 million to reduce the net book value of the facility to the estimated net selling price. The total carrying value of the land and building as of February 1, 2003, was $7.5 million. The Ventura, California, facility and the adjacent land were sold in October 2002.

Facilities-related charges associated with distribution center closures include costs associated with lease terminations, facilities restoration and equipment removal. Remaining cash expenditures of $4.2 million associated with facility closures as of February 1, 2003, are expected to be paid by the third quarter of fiscal 2003. As of February 1, 2003, all employee separation expenditures have been paid.

During 2001, we consolidated and downsized headquarters facilities in our San Francisco and San Bruno campuses as part of our cost-containment efforts. We identified 361,383 square feet of excess facility space and recorded charges of $47.3 million during fiscal 2001, which primarily related to the difference between our contract rent obligations and the rate at which we expect to be able to sublease the properties. In 2002, based on a review of real estate market conditions, we revised our sublease income and sublease commencement projections and assumptions. Additionally, in 2002 we considered our corporate facilities space needs and identified additional excess facility space of 193,228 square feet. As a result of these actions, we recorded an additional sublease loss charge of $77.4 million in fiscal 2002. The additional sublease loss charge was recorded in operating expenses on our Consolidated Statements of Operations. Remaining cash expenditures associated with the sublease loss reserve are expected to be paid over the remaining various lease terms through 2017. Based on the current assumptions set forth above as of February 1, 2003, we expect the sublease of our excess facilities to result in a total reduction of approximately $289 million in future rent expense and $112 million in cash savings over the various remaining lease terms through 2017.

The remaining reserve balance related to the distribution center exit costs and excess headquarters facilities as of February 1, 2003, was as follows:

($ in thousands)	Severance and Outplacement	Facilities Charges	Sublease Loss Reverse	Total
Balance at February 3, 2001	$ —	$ —	$ —	$ —
Provision	29,945	7,040	47,274	84,259
Cash payments	(24,510)	—	(2,566)	(27,076)
Adjustments	—	—	(488)	(488)
Balance at February 2, 2002	5,435	7,040	44,220	56,695
Additional provision	—	—	77,380	77,380
Cash payments	(5,435)	(1,904)	(9,349)	(16,688)
Adjustments	—	(979)	2,435	1,456
Balance at February 1, 2003	$ —	$ 4,157	$114,686	$ 118,843

QUARTERLY INFORMATION
(Unaudited)

Financial Data

($ in thousands except per share amounts)	13 Weeks Ended May 4, 2002	13 Weeks Ended Aug. 3, 2002	13 Weeks Ended Nov. 2, 2002	13 Weeks Ended Feb. 1, 2003	Fiscal 2002 52 Weeks Ended Feb. 1, 2003
Net sales	$ 2,890,840	$ 3,268,309	$ 3,644,956	$ 4,650,604	$14,454,709
Gross profit	879,078	1,090,535	1,315,609	1,627,929	4,913,151
Net earnings	36,678	56,780	135,270	248,729	477,457
Earnings per share — basic	0.04	0.07	0.15	0.28	0.55
Earnings per share — diluted	0.04	0.06	0.15	0.27	0.54

($ in thousands except per share amounts)	13 Weeks Ended May 5, 2001	13 Weeks Ended Aug. 4, 2001	13 Weeks Ended Nov. 3, 2001	13 Weeks Ended Feb. 2, 2002	Fiscal 2001 52 Weeks Ended Feb. 2, 2002
Net sales	$ 3,179,656	$ 3,245,219	$ 3,333,373	$ 4,089,625	$13,847,873
Gross profit	1,125,174	1,041,082	950,639	1,026,589	4,143,484
Net earnings (loss)	115,480	89,751	(178,837) (a)	(34,158)	(7,764)
Earnings (loss) per share—basic	0.14	0.10	(0.21)	(0.04)	(0.01)
Earnings (loss) per share—diluted	0.13	0.10	(0.21)	(0.04)	(0.01)

(a) Includes $131 million tax charge.

Per Share Data

Fiscal	Market Prices 2002 High	2002 Low	2001 High	2001 Low	Cash Dividends Paid (a) 2002	2001
1st Quarter	$ 15.90	$ 11.85	$ 31.73	$ 22.02	$ 0.0222	$ 0.0222
2nd Quarter	17.14	9.10	34.98	25.38	0.0222	0.0222
3rd Quarter	13.45	8.35	28.40	11.12	0.0222	0.0222
4th Quarter	16.75	12.25	17.00	11.69	0.0222	0.0222
Year					$ 0.0888	$ 0.0888

The principal markets on which our stock is traded are the New York Stock Exchange and the Pacific Exchange. The number of holders of record of our stock as of March 17, 2003, was 10,604.

(a) Our $1.4 billion secured revolving credit facility restricts cash dividends to an amount not in excess of $.0888 per year per share, with such per share amount to be adjusted ratably in respect of common stock distributions to holders of our equity interests, recapitalizations, stock splits or any similar event.

OFFICERS AND DIRECTORS

Donald G. Fisher
Chairman of the Board and Founder

Paul S. Pressler
President and Chief Executive Officer

Executive Leadership Team

Maureen Chiquet
President
Banana Republic

Charles K. Crovitz
Executive Vice President
Chief Supply Chain Officer
Gap Inc.

Neal Goldberg
President
Gap Inc. Outlet

Anne B. Gust
Executive Vice President
Chief Administrative Officer
Gap Inc.

Ken Harris
Senior Vice President
Chief Information Officer
Gap Inc.

Toby Lenk
President
Gap Inc. Direct

Jenny J. Ming
President
Old Navy

Gary P. Muto
President
Gap

Byron H. Pollitt, Jr.
Executive Vice President
Chief Financial Officer
Gap Inc.

Eva Sage-Gavin
Executive Vice President
Human Resources
Gap Inc.

Directors

Adrian D.P. Bellamy†‡
Chairman of Gucci Group N.V. and Executive Chairman of The Body Shop International plc; Director of Reckitt Benckiser plc, Williams-Sonoma, Inc. and Robert Mondavi Corporation.
Director since 1995.

Donald G. Fisher
Chairman and Founder of Gap Inc.; Director of The Charles Schwab Corporation.
Director since 1969.

Doris F. Fisher
Merchandiser and Founder of Gap Inc.
Director since 1969.

Robert J. Fisher
Former Executive Vice President of Gap Inc. and President of Gap Division; Director of Sun Microsystems, Inc.
Director since 1990.

Glenda A. Hatchett†‡
Judge on the syndicated television program, "Judge Hatchett"; Former Chief Judge of Fulton County Juvenile Court; Director of HCA–The Healthcare Company.
Director since 1999.

Penelope L. Hughes*‡
Former Coca-Cola executive; Director of Trinity Mirror plc, Vodafone plc, Skandinaviska Enskilda Banken AB, Web-Angel plc and Great Little Trading Company.
Director since 2002.

Bob L. Martin*†‡
Consultant; Former Wal-Mart Stores, Inc. executive; Director of Edgewater Technology, Inc. and Sabre Holdings Corporation.
Director since 2002.

Paul S. Pressler
President and Chief Executive Officer of Gap Inc.; Former Walt Disney Company executive.
Director since 2002.

Arun Sarin*†‡§
Chief Executive Officer of Accel-KKR Telecom; Chief Executive Officer Elect of Vodafone Group plc; Director of Accel-KKR Telecom, Vodafone plc, The Charles Schwab Corporation and Cisco Systems, Inc.
Director since 2001.

Charles R. Schwab*‡
Chairman and Co-Chief Executive Officer of The Charles Schwab Corporation; Director of Siebel Systems, Inc.
Director since 1986.

Mayo A. Shattuck, III*‡
Chairman, President and Chief Executive Officer of Constellation Energy Group.
Director since 2002.

* Audit and Finance Committee

† Compensation and Management Development Committee

‡ Governance, Nominating and Social Responsibility Committee

§ Not standing for re-election at the Company's Annual Meeting of Shareholders on May 14, 2003

CORPORATE INFORMATION

GAP INC. CORPORATE OFFICES

Two Folsom Street, San Francisco, CA 94105, (650) 952-4400, gapinc.com.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10:00 a.m., Wednesday, May 14, 2003, at the Company's Fulfillment Center located at 6001 Green Pointe Drive, Groveport, OH 43125.

COMMON STOCK

Our common stock is listed for trading on the New York Stock Exchange and the Pacific Exchange, ticker symbol "GPS."

FISCAL 2003 QUARTERLY EARNINGS

Release Dates

1st Quarter:	2nd Quarter:	3rd Quarter:	4th Quarter and Fiscal Year:
May 22, 2003	August 21, 2003	November 20, 2003	February 26, 2004

Reports are scheduled for release after the market closes.

Conference Call and Webcast

We broadcast our quarterly earnings results via conference call and a real-time webcast that is available to the general public at gapinc.com. The broadcasts begin shortly after the market closes on each earnings release date.

INFORMATION RESOURCES

Publications

A copy of our Annual Report to the Securities and Exchange Commission (Form 10-K) for our most recent fiscal year will be available to shareholders without charge (except exhibits, which will be available for a nominal charge) after April 2, 2003, by visiting our Web site at gapinc.com, by calling (800) GAP-NEWS ((800) 427-6397), or by making a written request to Investor Relations at our corporate offices.

Investor Relations

Two Folsom Street, San Francisco, CA 94105, investor_relations@gap.com.

Hotline

Our Investor Relations Hotline, (800) GAP-NEWS, provides recorded highlights from the most recent quarter and month, as well as upcoming news release dates. The toll-free line is accessible from within the United States. International callers can access the Hotline by dialing (706) 634-4421.

Web Sites

You can access company information through our corporate Web site at gapinc.com. The site offers information about Gap Inc., as well as online versions of our Annual Report, Securities and Exchange Commission reports, quarterly earnings results and monthly sales reports. You can also obtain information about employment opportunities with us and read about our ethical sourcing efforts, corporate governance matters, environmental principles and community relations programs.

Product information is available through our brand Web sites at gap.com, BananaRepublic.com and oldnavy.com.

SHAREHOLDER ASSISTANCE

Registered Shareholders

(shares held by you in your name):

Questions about your statement, dividend payments, registration changes, lost stock certificates, stock holdings or related matters should be directed to the Transfer Agent and Registrar:

Wells Fargo Bank Minnesota N.A., Shareowner Services, 161 North Concord Exchange Street, South St. Paul, MN 55075-1139, Toll-free (877) 262-8250, Fax (651) 450-4033, wellsfargo.com/shareownerservices.

Beneficial Shareholders

(shares held by your broker in the name of the brokerage house):

Questions should be directed to your broker on all administrative matters.

INDEPENDENT AUDITORS

Deloitte & Touche LLP
San Francisco, CA

Gap Inc.

Gap
Banana Republic
Old Navy

GAP INC. Two Folsom Street, San Francisco, CA 94105 **gapinc.com**